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Exhibit 99.2

Management's Discussion and Analysis
(Prepared in accordance with United States GAAP)
for the year ended December 31, 2012

Agnico-Eagle Mines Limited
Management's Discussion and Analysis
Table of Contents

        This Management's Discussion and Analysis ("MD&A") dated March 26, 2013 of Agnico-Eagle Mines Limited ("Agnico-Eagle" or the "Company") should be read in conjunction with the Company's annual consolidated financial statements for the year ended December 31, 2012, prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The annual consolidated financial statements and MD&A are presented in United States dollars ("US dollars", "$" or "US$"), unless otherwise specified. Certain information in this MD&A is presented in Canadian dollars ("C$") or European Union euros ("Euro" or "€"). Additional information relating to the Company, including the Company's Annual Report on Form 20-F for the year ended December 31, 2012 (the "Form 20-F"), is available on the Canadian Securities Administrators' (the "CSA") SEDAR website at www.sedar.com.

i

 NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION

        Certain statements in this MD&A, referred to herein as "forward-looking statements", constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" under the provisions of Canadian provincial securities laws. These statements relate to, among other things, the Company's plans, objectives, expectations, estimates, beliefs, strategies and intentions and can generally be identified by the use of words such as "anticipate", "believe", "budget", "could", "estimate", "expect", "forecast", "intend", "likely", "may", "plan", "project", "schedule", "should", "target", "will", "would" or other variations of these terms or similar words. Forward-looking statements in this report include, but are not limited to, the following: the Company's outlook for 2013 and future periods; statements regarding future earnings, and the sensitivity of earnings to gold and other metal prices; anticipated levels or trends for prices of gold and byproduct metals mined by the Company or for exchange rates between currencies in which capital is raised, revenue is generated or expenses are incurred by the Company; estimates of future mineral production and sales; estimates of future costs, including mining costs, total cash costs per ounce, all-in sustaining costs, minesite costs per tonne and other expenses; estimates of future capital expenditure, exploration expenditure and other cash needs, and expectations as to the funding thereof; statements regarding the projected exploration, development and exploitation of certain ore deposits, including estimates of exploration, development and production and other capital costs and estimates of the timing of such exploration, development and production or decisions with respect thereto; estimates of mineral reserves, mineral resources and ore grades and statements regarding anticipated future exploration results; estimates of cash flow; estimates of mine life; anticipated timing of events with respect to the Company's minesites, mine construction projects and exploration projects; estimates of future costs and other liabilities for environmental remediation; statements regarding anticipated legislation and regulation regarding climate change and estimates of the impact on the Company; and other anticipated trends with respect to the Company's capital resources and results of operations.

        Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Agnico-Eagle as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions of Agnico-Eagle upon which the forward-looking statements in this MD&A are based, and which may prove to be incorrect, include, but are not limited to, the assumptions detailed in this MD&A and the Form 20-F as well as: that there are no significant disruptions affecting Agnico-Eagle's operations, whether due to labour disruptions, supply disruptions, damage to equipment, natural or man-made occurrences, political changes, mining or milling issues, title issues or otherwise; that permitting, development and expansion at each of Agnico-Eagle's mines and mine development projects proceed on a basis consistent with current expectations, and that Agnico-Eagle does not change its exploration or development plans relating to such projects; that the exchange rates between the Canadian dollar, Euro, Mexican peso and the US dollar will be approximately consistent with current levels or as detailed in this MD&A and the Form 20-F; that prices for gold, silver, zinc, copper and lead will be consistent with Agnico-Eagle's expectations; that prices for key mining and construction supplies, including labour costs, remain consistent with Agnico-Eagle's current expectations; that production meets expectations; that Agnico-Eagle's current estimates of mineral reserves, mineral resources, mineral grades and mineral recovery are accurate; that there are no material delays in the timing for completion of development projects; and that there are no material variations in the current tax and regulatory environment that affect Agnico-Eagle.

        The forward-looking statements in this MD&A reflect the Company's views as at the date of this MD&A and involve known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the risk factors set forth in "Item 3 Key Information — Risk Factors" in the Form 20-F. Given these uncertainties, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date made. Except as otherwise required by law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in the Company's expectations or any change in events, conditions or circumstances on which any such statement is based. This MD&A contains information regarding anticipated total cash costs per ounce and minesite costs per tonne at certain of the Company's mines and mine development projects. This information was developed to assist management with its assessment as to what resources to allocate to the construction and/or expansion of its mine and mine development projects. Investors are cautioned that this information may not be suitable for other purposes.

ii

 NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Mineral Resources

        This document uses the terms "measured mineral resources" and "indicated mineral resources". Investors are advised that while these terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into mineral reserves.

Cautionary Note to Investors Concerning Estimates of Inferred Mineral Resources

        This document uses the term "inferred mineral resources". Investors are advised that while this term is recognized and required by Canadian regulations, the SEC does not recognize it. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that any part or all of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable.

 NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE

        This MD&A presents certain measures, including "total cash costs per ounce" and "minesite costs per tonne", that are not recognized measures under US GAAP. This data may not be comparable to data presented by other gold producers. For a reconciliation of these measures to the figures presented in the consolidated financial statements prepared in accordance with US GAAP see "Results of Operations — Production Costs". The Company believes that these generally accepted industry measures are realistic indicators of operating performance and are useful in allowing year over year comparisons. However, both of these non-US GAAP measures should be considered together with other data prepared in accordance with US GAAP; taken by themselves, these measures are not necessarily indicative of operating costs or cash flow measures prepared in accordance with US GAAP. This MD&A also contains information as to estimated future total cash costs per ounce and minesite costs per tonne for projects under development. These estimates are based upon the total cash costs per ounce and minesite costs per tonne that the Company expects to incur to mine gold at those projects incorporating production costs adjusted consistent with the reconciliation provided, which will vary over time as each project is developed and mined. It is therefore not practicable to reconcile these forward-looking non-US GAAP financial measures to the most comparable US GAAP measure.

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Executive Summary

        Agnico-Eagle is a gold mining company with mining operations in Canada, Mexico and Finland, and exploration activities in Canada, Europe, Latin America and the United States. Agnico-Eagle's LaRonde mine in Quebec is one of Canada's largest operating gold mines by gold reserves and has provided the Company's foundation for domestic and international expansion. Agnico-Eagle earns a significant proportion of its revenue and cash flow from the production and sale of gold in both dore bar and concentrate form. The remainder of revenue and cash flow is generated by the production and sale of byproduct metals, namely silver, zinc, copper and lead.

        Agnico-Eagle is positioned to benefit from a strong gold price. Throughout its 41-year history, Agnico-Eagle's policy has been not to sell forward its future gold production. In 2012, Agnico-Eagle recorded total cash costs per ounce(i) of $640 and an average realized price of gold of $1,667 per ounce, an increase of 6% over the 2011 average realized price of gold of $1,573 per ounce.

        Over the past four years, Agnico-Eagle has evolved from operating two gold mines in Canada to being an international gold mining company operating five gold mines at the end of 2012. Each mine is located in what the Company believes to be a politically stable country that is supportive of the mining industry. The political stability of the regions in which Agnico-Eagle operates helps to provide confidence in its current and future prospects and profitability. This is important for Agnico-Eagle as it believes that many of its new mines and recently acquired mining projects have long-term mining potential.

Key Results and Success Factors

  •
  Record annual gold production of 1,043,811 ounces was achieved during 2012, an increase of 6% compared with 2011 gold production of 985,460 ounces.

  •
  The Company recorded a record amount of cash provided by operating activities of $696.0 million in 2012, up 4% compared with 2011.

  •
  Annual net income was $310.9 million in 2012, compared with a net loss of $569.0 million in 2011.

  •
  Construction on the M and E Zones at the Goldex mine and on the La India project is proceeding according to plan, with production at both expected to commence in 2014.

  •
  The Company's operations are located in mining-friendly regions that the Company believes have low political risk and long-term mining potential.

  •
  The Company's longstanding policy not to sell forward its future gold production ensures that shareholders participate fully in rising gold prices. In 2012, the Company benefited from a 6% increase in its average realized price per ounce of gold compared with 2011.

  •
  The Company maintains a strong financial position and forecasts being fully funded for its currently planned growth.

  •
  The Company has strong senior management continuity as its chief executive officer has 28 years of service with the Company.

  •
  In December 2012, the Company declared a quarterly dividend of $0.22 per share, a 10% increase over the prior quarterly dividend. The Company has now declared a cash dividend for 31 consecutive years.

Quebec, Canada

        The LaRonde mine extension achieved commercial production as of December 1, 2011 and is expected to extend the life of the Company's first mine through 2026. The infrastructure and knowledge base gained from building and operating the LaRonde mine has been leveraged by the Company in building and operating the Goldex and Lapa mines, both of which are within 60 kilometres of the LaRonde mine. The Lapa mine achieved commercial production in May 2009 and production from the M and E Zones at the Goldex mine is expected to commence in 2014. The Company's Quebec mines, with a total of 5.0 million ounces of proven and probable gold reserves as at December 31, 2012, have benefited from common infrastructure and mining teams. However, the mines in this region are experiencing general cost escalation due to the high demand for labor and materials in the mining industry.

(i)
For a discussion of the Company's use of this non-GAAP measure, please see "Results of Operations — Production Costs — Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold by Mine".

        On October 19, 2011, the Company suspended mining operations and gold production at the Goldex mine due to geotechnical concerns with the rock above the mining horizon of the Goldex Extension Zone ("GEZ"). As of September 30, 2011, Agnico-Eagle wrote down its investment in the Goldex mine (net of expected residual value) and its underground ore stockpile, for a pre-tax loss on the Goldex mine of $302.9 million. All of the remaining 1.6 million ounces of proven and probable reserves at the Goldex mine, other than ore stockpiled on the surface, were reclassified as mineral resources. An environmental remediation liability was recorded as of September 30, 2011 reflecting anticipated costs of remediation. The Goldex mill completed processing feed from the remaining surface stockpile in October of 2011.

        In 2012, exploration drilling continued on several mineralized zones on the Goldex mine property near the GEZ. A team of independent consultants and Agnico-Eagle staff performed a thorough review, including a preliminary economic assessment, to determine whether future mining operations on the property, including the M and E Zones, would be viable. After a review of the assessment, Agnico-Eagle's Board of Directors (the "Board") approved the M and E Zones for development and first gold production is expected in the second quarter of 2014 with annual average payable gold production of approximately 80,000 ounces at total cash costs per ounce of gold produced of approximately $900 over a mine life of approximately three to four years. All necessary operating permits have been received for the development of the M and E Zones. The mining operations will include the use of existing Goldex mine infrastructure such as the shaft and mill. The operations in the GEZ remain suspended indefinitely. Exploration on several other Goldex mine satellite zones, including the deeper D Zone has the potential to extend the mine's life further.

Finland

        The Kittila mine in northern Finland, which is geologically similar to the Abitibi region of Quebec, was added to the Company's portfolio through the acquisition of Riddarhyttan Resources AB in 2005. Applying the Company's technical experience gained from its operations in Quebec, the team designed a drilling program at Kittila that led to the conversion of mineral resources to mineral reserves at the beginning of 2006. A positive feasibility study was completed in mid-2006 and the Company decided to build the Kittila mine. Construction at the Kittila mine was completed in 2008 and commercial production was achieved on May 1, 2009.

        A total of 175,878 ounces of gold were produced at the Kittila mine in 2012, up 23% compared with 143,560 ounces of gold produced in 2011. This increase was due primarily to improved mill throughput, grades and recoveries. Gold reserves at the Kittila mine amounted to 4.8 million ounces at December 31, 2012, down from 5.2 million ounces at December 31, 2011. The Kittila mine's reserves were calculated using a higher cut-off grade at December 31, 2012 due to its relatively long mine life, resulting in a reduction in gold reserves that exceeded depletion from 2012 gold production.

        In 2012, a 750 tonne per day expansion was approved that is expected to increase the throughput capacity at the Kittila mine by 25% to 3,750 tonnes per day commencing in the second half of 2015. Total capital expenditures on the Kittila mine throughput expansion project are expected be approximately $103.0 million over a three-year period, with approximately $25.0 million expected to be spent in 2013. The Kittila mine throughput expansion project is expected to improve unit costs and to offset a gradual reduction in realized grade towards the reserve grade over the next several years.

        A study is underway that considers the construction of a production shaft at the Kittila mine. It is expected that a production shaft would provide operating cost savings and sustain long-term production at higher throughput levels from multiple zones, particularly at depths below 700 metres.

Mexico

        In 2006, the Company completed the acquisition of the Pinos Altos property, then an advanced stage exploration property in northern Mexico, after the Company's extensive drilling campaign had doubled the contained gold and silver resources. In August 2007, a favorable feasibility study led to the decision to build the Pinos Altos mine, which achieved commercial production in November 2009. A total of 183,662 ounces of gold were produced in 2012 compared with 166,158 ounces in 2011, due primarily to higher grades and improved mill throughput. The Pinos Altos mine, including the Creston Mascota deposit at Pinos Altos, had total gold reserves of 2.7 million ounces at December 31, 2012.

        The Creston Mascota deposit at Pinos Altos is approximately seven kilometres to the northwest of the main deposit at the Pinos Altos mine. Commercial production was achieved at the Creston Masocota deposit at Pinos Altos on March 1, 2011. During 2012, 51,175 ounces of gold were produced at the Creston Mascota deposit at Pinos Altos compared with 38,222 ounces in 2011.

        On September 30, 2012, a movement of leached ore from the upper lifts of the Creston Mascota deposit at Pinos Altos phase one leach pad was observed and active leaching was suspended. Further assessment suggested that the integrity of the phase one leach pad liner had been compromised by the September 30, 2012 event and the Company's management does not expect to conduct any further leaching on the phase one leach pad as a result. The Company recorded a $1.5 million impairment loss ($1.1 million after-tax) at December 31, 2012 relating to the heap leach pad liner and piping at the Creston Mascota deposit at Pinos Altos. The Company expects production from the Creston Mascota deposit at Pinos Altos phase two leach pad to commence in the second quarter of 2013 and to ramp up over the remainder of the year, with normal steady state operations resuming in 2014.

        On November 18, 2011, Agnico-Eagle acquired control of Grayd Resource Corporation ("Grayd") by way of a take-over bid. On January 23, 2012, the Company completed a compulsory acquisition of the remaining outstanding shares of Grayd that it did not already own. Grayd owned the La India project, which is located approximately 70 kilometres northwest of the Pinos Altos mine. In September 2012, development and construction of the La India mine was approved. The La India project is expected to commence operations in the second quarter of 2014 with annual average payable gold production of approximately 90,000 ounces at total cash costs per ounce of gold produced of approximately $500 over a mine life of approximately nine years. The Grayd acquisition also included the Tarachi exploration property which will continue to be a focus of exploration during 2013.

        The development of the La India project and the potential for the Tarachi exploration property reinforce the growing importance of the Mexican operations as a key contributor to Agnico-Eagle's operating and growth profile.

Nunavut, Canada

        In 2007, the Company acquired Cumberland Resources Ltd., owner of the Meadowbank gold project in Nunavut, Canada. In February 2010, the Meadowbank mine completed its first dore bar pour and commercial production was achieved in March 2010. Total 2012 gold production at the Meadowbank mine was 366,030 ounces, up 35% compared with 2011 gold production of 270,801 ounces. The Meadowbank mine's gold reserves amounted to approximately 2.3 million ounces at December 31, 2012, an increase of approximately 0.1 million ounces compared with the prior year due primarily to the 2012 conversion of mineral resources to reserves at the mine's Vault deposit.

        In March 2011, the kitchen facilities at the employee camp at the Meadowbank mine were extensively damaged as a result of a fire. The fire was contained to the kitchen and there were no injuries. Operations were normalized prior to the end of the second quarter of 2011. The Company recognized a loss on disposal of the kitchen of $6.9 million, incurred related costs of $7.4 million and recognized an insurance receivable of $11.2 million. The difference of $3.1 million was recognized in the general and administrative line item of the consolidated statements of income (loss) and comprehensive income (loss) in the first quarter of 2011. The Company's exposure to insurance losses related to this claim is limited to the $3.1 million exposure through its captive insurance company. As at December 31, 2012, $4.6 million of net insurance proceeds had been received by the Company and a remaining insurance receivable of $6.6 million was recorded in the Other current assets line of the consolidated balance sheets.

        As a result of consistently high operating costs, a revised life of mine plan was developed for the Meadowbank mine as at December 31, 2011, resulting in a shorter mine life and a pre-tax impairment in the carrying value of the mine of $907.7 million. The new mine plan, combined with the extraction of ore in 2011, resulted in a reduction of proven and probable reserves by 1.3 million ounces of gold at December 31, 2011.

        On July 6, 2010, Agnico-Eagle acquired Comaplex Minerals Corp. ("Comaplex") by way of a plan of arrangement. Comaplex's Meliadine project in Nunavut, Canada is currently one of Agnico-Eagle's largest gold deposits and is considered to be a long-term cornerstone asset for the Company. Proven and probable gold reserves amounted to 3.0 million ounces at December 31, 2012, an increase of 0.1 million ounces compared with December 31, 2011. The Meliadine project is currently in the permitting phase, and the Company expects to complete an updated study regarding the building of a medium-sized mine at the Meliadine project in 2014.

Strategy

        Agnico-Eagle's strategy is to build a high quality, manageable business that generates superior long-term returns per share by:

  1.
  Increasing gold production in lower risk jurisdictions

      •
      The Company expects gold production growth of approximately 20% to over 1.2 million ounces by 2015 from current operating regions.

  2.
  Growing operating and free cash flows

    •
    The Company's strategy is to increase net free cash flow through higher production, controlled operating costs and disciplined capital spending.

  3.
  Providing meaningful dividends

    •
    History of paying cash dividends for 31 consecutive years, with a goal to continue to increase dividends over time.

  4.
  Minimizing share dilution

    •
    Traditionally, acquisitions have been completed with minimal share dilution and the Company expects that its planned capital spending program will be internally funded.

  5.
  Operating in a socially responsible manner

    •
    The Company plans to create economic value by operating in a safe and socially and environmentally responsible manner while contributing to the prosperity of our employees and the communities in which it operates.

Key Performance Drivers

        The key drivers of financial performance for Agnico-Eagle are:

  •
  spot price of gold;

  •
  production volumes;

  •
  production costs;

  •
  spot prices of silver, zinc and copper; and

  •
  Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates.

Spot Price of Gold, Silver, Zinc and Copper

        The Company has never sold gold forward, which allows the Company to take full advantage of rising gold prices, as management believes that low-cost production is the best protection against decreasing gold prices. As a result, the Company benefitted from increased average gold prices in 2012 relative to 2011.

Gold P.M. Fix ($ per ounce)
(Source: Bloomberg)

	2012	2011	% Change
High price	$1,796	$1,921	(7%	)
Low price	$1,527	$1,308	17%
Average price	$1,668	$1,571	6%
Average price realized	$1,667	$1,573	6%

        In 2012, the market price for gold per ounce was on average 6% higher than in 2011. The Company's average realized price per ounce of gold in 2012 was 6% higher than in 2011. The Company was well-positioned to take advantage of the increased market prices by not selling forward its future gold production.

SILVER ($ per ounce) (Source: Bloomberg)	ZINC ($ per tonne) (Source: Bloomberg)	COPPER ($ per tonne) (Source: Bloomberg)

        Net silver, zinc, copper and lead revenue is treated as a reduction of production costs in calculating total cash costs per ounce of gold and therefore production and price assumptions for these metals are important factors in both revenue and total cash costs per ounce of gold for the LaRonde mine. Agnico-Eagle's realized sales price for silver decreased by 8% in 2012 compared with 2011 while realized sales prices for zinc and copper increased by 3% and 13%, respectively, over the same period. The future impact of fluctuations in byproduct metal prices will decline as the LaRonde mine's relative proportion of the Company's production declines and as production continues to shift towards deeper sections of the LaRonde mine where gold grades are higher and byproduct metals are less prevalent. The remainder of the Company's mines and mine projects contain no, or insignificant quantities of byproduct metals, with the exception of the Pinos Altos mine, which contains significant byproduct silver.

Production Volumes and Costs

        Changes in production volumes have a direct impact on the Company's financial results. Total payable gold production was 1,043,811 ounces in 2012, up 6% from 985,460 ounces in 2011. This increase in production volumes was due primarily to increases in gold grade and ore milled at the Meadowbank mine and increases in gold grade at the LaRonde and Kittila mines in 2012 compared with 2011, which more than offset the impact of the suspension of operations at the Goldex mine on October 19, 2011.

        Production costs are discussed in detail in the Results of Operations section below.

Foreign Exchange Rates (Ratio to US$)

        The exchange rate of the US dollar relative to the Canadian dollar, Euro and Mexican peso are important financial drivers for the Company for the following reasons:

  •
  all revenues are earned in US dollars;

  •
  the majority of operating costs at the LaRonde, Meadowbank and Lapa mines are incurred in Canadian dollars;

  •
  a significant portion of operating costs at the Pinos Altos mine and the Creston Mascota deposit at Pinos Altos are incurred in Mexican pesos; and

  •
  the majority of operating costs at the Kittila mine are incurred in Euros.

        The Company mitigates a portion of the impact of fluctuating exchange rates on its financial results by using currency hedging strategies.

CANADIAN DOLLAR (Source: Bloomberg)	EURO (Source: Bloomberg)	MEXICAN PESO (Source: Bloomberg)

        In 2012, the Company's operating results and cash flows were impacted by changes in foreign exchange rates. All of the Company's revenues are earned in US dollars while a significant portion of its operating and capital costs are incurred in Canadian dollars, Euros and Mexican pesos. On average, the Canadian dollar, Euro and Mexican peso all weakened relative to the US dollar in 2012 compared with 2011, decreasing costs denominated in local currencies when translated into US dollars for reporting purposes.

Results of Operations

Revenues from Mining Operations

        In 2012, revenue from mining operations increased by 5% to $1,917.7 million from $1,821.8 million in 2011. The increase in revenue was primarily attributable to higher sales prices and sales volumes realized on gold in 2012 compared with 2011.

        In 2012, sales of precious metals (gold and silver) accounted for 97% of revenues from mining operations, up from 95% in 2011 and 93% in 2010. The increase in the percentage of revenues from precious metals compared with 2011 is due primarily to higher sales prices and sales volumes realized on gold and lower sales volumes on zinc, offset partially by decreases in sales volumes and sales prices realized on silver. Revenues from mining operations are accounted for net of related smelting, refining, transportation and other charges.

        The table below details revenues from mining operations, production volumes and sales volumes by metal:

	2012	2011	2010
	(thousands of United States dollars)
Revenues from mining operations:
Gold	$1,712,666	$1,563,760	$1,216,249
Silver	140,221	171,725	104,544
Zinc	45,797	70,522	77,544
Copper	19,018	14,451	22,219
Lead	12	1,341	1,965

	$1,917,714	$1,821,799	$1,422,521

Production volumes:
Gold (ounces)	1,043,811	985,460	987,609
Silver (000s ounces)	4,646	5,080	4,812
Zinc (tonnes)	38,637	54,894	62,544
Copper (tonnes)	4,126	3,216	4,224
Sales volumes:
Gold (ounces)	1,028,062	996,090	973,057
Silver (000s ounces)	4,556	5,089	4,722
Zinc (tonnes)	42,604	54,499	59,566
Copper (tonnes)	4,115	3,194	4,223

        Revenues from gold sales increased by $148.9 million, or 10%, in 2012 compared with 2011. Gold production increased by 6% to 1,043,811 ounces in 2012 from 985,460 ounces in 2011. A 35% increase in gold production at the Meadowbank mine due to higher gold grades and ore milled and increases in gold grades at the LaRonde and Kittila mines were the primary contributors to the Company's overall gold production increase in 2012 compared with 2011. Partially offsetting these increases in gold production was the absence of production from the Goldex mine in 2012 due to the suspension of mining operations at the GEZ on October 19, 2011. Average realized gold price increased 6% to $1,667 per ounce in 2012 from $1,573 per ounce in 2011.

        Revenues from silver sales decreased by $31.5 million, or 18%, in 2012 compared with 2011 due primarily to a lower realized silver price and lower silver grade and silver mill recoveries at the LaRonde mine. Revenues from zinc sales decreased by $24.7 million, or 35%, to $45.8 million in 2012 compared with 2011 due primarily to lower zinc grades at the LaRonde mine. Revenues from copper sales increased by $4.6 million, or 32%, in 2012 compared with 2011 due primarily to higher realized copper sales prices between periods and higher copper grades at the LaRonde mine.

Production Costs

        In 2012, total production costs were $897.7 million compared with $876.1 million in 2011. This increase is due primarily to a 28% increase in throughput at the Meadowbank mine between 2011 and 2012 made possible by the addition of a secondary crusher in June 2011 and improved equipment availability. The overall increase in production costs was partially offset by the suspension of mining operations at the Goldex mine on October 19, 2011.

        The table below details production costs by mine:

Production Costs	2012	2011	2010
	(thousands of United States dollars)
LaRonde mine	$225,647	$209,947	$189,146
Goldex mine	—	56,939	61,561
Lapa mine	73,376	68,599	66,199
Kittila mine	98,037	110,477	87,740
Pinos Altos mine	152,942	145,614	90,293
Meadowbank mine	347,710	284,502	182,533

Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$897,712	$876,078	$677,472

        Production costs at the LaRonde mine were $225.6 million in 2012, an increase of 7% compared with 2011 production costs of $209.9 million. During 2012, the LaRonde mine processed an average of 6,444 tonnes of ore per day compared with 6,592 tonnes of ore per day during 2011. The decrease in throughput between periods was due primarily to heat and congestion challenges associated with ore sourced from the deeper LaRonde mine extension. Minesite costs per tonne were C$98 in the fourth quarter of 2012 compared with C$79 in the fourth quarter of 2011. For the full year 2012, minesite costs per tonne were C$95 compared with C$84 per tonne in 2011. The increase in minesite costs per tonne in 2012 compared with 2011 is attributable primarily to lower throughput and general cost increases.

        Production costs at the Goldex mine were nil in 2012 compared with $56.9 million in 2011. The absence of production costs in 2012 is a result of the suspension of Goldex mine operations on October 19, 2011. Minesite costs per tonne were nil in the fourth quarter of 2012 compared to C$21 in the fourth quarter of 2011 when the surface stockpile that remained after the suspension of mining operations was milled. For the full year 2012, minesite costs per tonne were nil compared with C$21 per tonne in 2011.

        Production costs at the Lapa mine were $73.4 million in 2012, an increase of 7% compared with 2011 production costs of $68.6 million. During 2012, the Lapa mine processed an average of 1,749 tonnes of ore per day, an increase of 3% over the 1,701 tonnes of ore per day processed during 2011. The increase in throughput between 2011 and 2012 was due primarily to improved maintenance scheduling and mill optimization. Minesite costs per tonne were C$113 in the fourth quarter of 2012 compared with C$117 in the fourth quarter of 2011. For the full year 2012, minesite costs per tonne were up slightly but essentially unchanged at C$115 compared with C$110 per tonne in 2011.

        Production costs at the Kittila mine were $98.0 million in 2012, a decrease of 11% compared with 2011 production costs of $110.5 million. During 2012, the Kittila mine processed an average of 2,979 tonnes of ore per day, an increase of 5% over the 2,824 tonnes of ore per day processed during 2011 due primarily to an increase in autoclave availability. Minesite costs per tonne were €69 in the fourth quarter of 2012 compared with €80 in the fourth quarter of 2011. For the full year 2012, minesite costs per tonne were €69 compared with €75 per tonne in 2011 due primarily to increased contractor efficiencies and to relatively lower costs associated with mining the final benches of the open pit during 2012.

        Production costs at the Pinos Altos mine, including the Creston Mascota deposit at Pinos Altos, were $152.9 million in 2012, an increase of 5% compared with 2011 production costs of $145.6 million. During 2012, the Pinos Altos mine processed an average of 12,007 tonnes of ore per day, a decrease of 3% compared with the 12,355 tonnes of ore per day processed during 2011 due primarily to the temporary suspension of heap leach stacking at the Creston Mascota deposit at Pinos Altos in September 2012. Minesite costs per tonne were $46 in the fourth quarter of 2012 compared with $24 in the fourth quarter of 2011. For the full year 2012, minesite costs per tonne were $31 compared with $27 per tonne in 2011. The increase in minesite costs per tonne between 2011 and 2012 is mainly attributable to the absence of lower cost heap leach tonnes processed from the Creston Mascota deposit at Pinos Altos during the fourth quarter of 2012.

        Production costs at the Meadowbank mine were $347.7 million in 2012, an increase of 22% compared with 2011 production costs of $284.5 million. During 2012, the Meadowbank mine processed an average of 10,440 tonnes of ore per day, an increase of 28% over the 8,158 tonnes of ore per day processed during 2011 due primarily to the June 2011 addition of the permanent secondary crusher and improvements in equipment availability and equipment maintenance. Minesite costs per tonne were C$90 in the fourth quarter of 2012 compared with C$98 in the fourth quarter of 2011. For the full year 2012, minesite costs per tonne were C$88 compared with C$91 per tonne in 2011. The decrease in minesite costs per tonne between 2011 and 2012 is mainly attributable to a reduction in waste tonnes moved under the revised Meadowbank mine plan and overall productivity gains.

Total Production Costs by Category

        Total cash costs per ounce of gold produced, representing the weighted average of all of the Company's producing mines, increased to $640 in 2012 from $580 in 2011 and $451 in 2010. At the LaRonde mine, total cash costs per ounce of gold increased from $77 in 2011 to $569 in 2012 due primarily to significantly lower byproduct revenue as the mine transitions to ore sourced from lower levels, and previously noted challenges with heat and congestion at the deeper levels. Total cash costs per ounce of gold at the Goldex mine were $401 in 2011 until the suspension of operations on October 19, 2011. At the Lapa mine, total cash costs per ounce of gold increased from $650 in 2011 to $697 in 2012 due to general mining industry cost increases. At the Kittila mine, total cash costs per ounce of gold decreased from $739 in 2011 to $565 in 2012 due primarily to a 23% increase in gold production and improved efficiencies in the use of consumables and contractors. Total cash costs per ounce of gold at the Pinos Altos mine, including the Creston Mascota deposit at Pinos Altos, decreased from $299 in 2011 to $286 in 2012 due primarily to increased production between these periods. Despite the temporary suspension of heap leach operations at the Creston Mascota deposit at Pinos Altos effective October 1, 2012, gold production increased by 30,457 ounces at the Pinos Altos mine overall in 2012 compared with 2011. At the Meadowbank mine, total cash costs per ounce of gold decreased from $1,000 in 2011 to $913 in 2012 due primarily to increased gold production and to the successful implementation of the revised mine plan in 2012.

        Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

        The World Gold Council and its members are working to develop a new production cost measure, potentially termed "all-in sustaining cash costs". The Company will work with the World Gold Council and its members to define and endorse this new measure, expected to be finalized in 2013.

        Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore processed. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations. Management is aware that this per tonne measure of performance can be impacted by fluctuations in production levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

        The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

        The following tables provide a reconciliation of total cash costs per ounce of gold produced and minesite costs per tonne to production costs as presented in the consolidated statements of income (loss) and comprehensive income (loss) in accordance with US GAAP.

Total Production Costs by Mine

	2012	2011	2010
	(thousands of United States dollars)
Production costs per consolidated statements of income (loss) and comprehensive income (loss)	$897,712	$876,078	$677,472
LaRonde mine	225,647	209,947	189,146
Goldex mine	—	56,939	61,561
Lapa mine	73,376	68,599	66,199
Kittila mine	98,037	110,477	87,740
Pinos Altos mine(i)	146,503	145,614	90,293
Meadowbank mine	347,710	284,502	182,533

Total	$891,273	$876,078	$677,472

Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine

LaRonde Mine — Total Cash Costs per Ounce of Gold Produced	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$225,647	$209,947	$189,146
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(131,750)	(194,000)	(192,155)
Inventory and other adjustments(ii)	107	(2,309)	3,287
Non-cash reclamation provision	(2,422)	(4,062)	(1,344)

Cash operating costs	$91,582	$9,576	$(1,066)
Gold production (ounces)	160,875	124,173	162,806

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$569	$77	$(7)

Goldex Mine — Total Cash Costs per Ounce of Gold Produced	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$—	$56,939	$61,561
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	—	395	727
Inventory and other adjustments(ii)	—	(2,778)	(253)
Non-cash reclamation provision	—	(173)	(216)

Cash operating costs	$—	$54,383	$61,819
Gold production (ounces)	—	135,478	184,386

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$—	$401	$335

Lapa Mine — Total Cash Costs per Ounce of Gold Produced	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$73,376	$68,599	$66,199
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	513	663	644
Inventory and other adjustments(ii)	(71)	631	(4,683)
Non-cash reclamation provision	191	(348)	(57)

Cash operating costs	$74,009	$69,545	$62,103
Gold production (ounces)	106,191	107,068	117,456

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$697	$650	$529

Kittila Mine — Total Cash Costs per Ounce of Gold Produced	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$98,037	$110,477	$87,740
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	391	152	252
Inventory and other adjustments(ii)	1,564	(1,267)	(4,774)
Non-cash reclamation provision	(551)	(206)	(334)
Stripping costs(iv)	—	(3,018)	—

Cash operating costs	$99,441	$106,138	$82,884
Gold production (ounces)	175,878	143,560	126,205

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$565	$739	$657

Pinos Altos Mine — Total Cash Costs per Ounce of Gold Produced(i)	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$146,503	$145,614	$90,293
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(69,478)	(60,653)	(25,052)
Inventory and other adjustments(ii)	2,658	1,871	2,925
Non-cash reclamation provision	(764)	(1,372)	(858)
Stripping costs(iv)	(12,762)	(24,260)	(11,857)

Cash operating costs	$66,157	$61,200	$55,451
Gold production (ounces)	231,277	204,380	130,431

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$286	$299	$425

Meadowbank Mine — Total Cash Costs per Ounce of Gold Produced	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$347,710	$284,502	$182,533
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges	(1,651)	(546)	(584)
Inventory and other adjustments(ii)	4,582	(1,670)	6,911
Non-cash reclamation provision	(1,611)	(1,679)	(1,315)
Stripping costs(iv)	(14,806)	(9,746)	(4,321)

Cash operating costs	$334,224	$270,861	$183,224
Gold production (ounces)	366,030	270,801	264,576

Total cash costs per ounce of gold produced ($ per ounce)(iii)	$913	$1,000	$693

Reconciliation of Production Costs to Minesite Costs per Tonne by Mine

LaRonde Mine — Minesite Costs per Tonne	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$225,647	$209,947	$189,146
Adjustments:
Inventory adjustment(v)	984	(22)	3,287
Non-cash reclamation provision	(2,421)	(4,062)	(1,344)

Minesite operating costs	$224,210	$205,863	$191,089
Minesite operating costs (thousands of C$)	$225,159	$202,957	$194,993
Tonnes of ore milled (thousands of tonnes)	2,359	2,406	2,592

Minesite costs per tonne (C$)(vi)	$95	$84	$75

Goldex Mine — Minesite Costs per Tonne	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$—	$56,939	$61,561
Adjustments:
Inventory adjustment(v)	—	(2,407)	(253)
Non-cash reclamation provision	—	(173)	(216)

Minesite operating costs	$—	$54,359	$61,092
Minesite operating costs (thousands of C$)	$—	$53,208	$62,545
Tonnes of ore milled (thousands of tonnes)	—	2,477	2,782

Minesite costs per tonne (C$)(vi)	$—	$21	$22

Lapa Mine — Minesite Costs per Tonne	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$73,376	$68,599	$66,199
Adjustments:
Inventory adjustment(v)	54	1,071	(4,683)
Non-cash reclamation provision	191	(348)	(57)

Minesite operating costs	$73,621	$69,322	$61,459
Minesite operating costs (thousands of C$)	$73,813	$68,403	$62,771
Tonnes of ore milled (thousands of tonnes)	641	621	552

Minesite costs per tonne (C$)(vi)	$115	$110	$114

Kittila Mine — Minesite Costs per Tonne	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$98,037	$110,477	$87,740
Adjustments:
Inventory adjustment(v)	1,569	(1,324)	(4,774)
Non-cash reclamation provision	(551)	(206)	(334)
Stripping costs(iv)	—	(3,018)	—

Minesite operating costs	$99,055	$105,929	$82,632
Minesite operating costs (thousands of €)	€75,305	€76,817	€63,464
Tonnes of ore milled (thousands of tonnes)	1,090	1,031	960

Minesite costs per tonne (€)(vi)	€69	€75	€66

Pinos Altos Mine — Minesite Costs per Tonne(i)	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$146,503	$145,614	$90,293
Adjustments:
Inventory adjustment(v)	2,755	(169)	2,925
Non-cash reclamation provision	(764)	(1,372)	(858)
Stripping costs(iv)	(12,762)	(24,260)	(11,857)

Minesite operating costs	$135,732	$119,813	$80,503
Tonnes of ore milled (thousands of tonnes)	4,316	4,509	2,318

Minesite costs per tonne (US$)(vi)	$31	$27	$35

Meadowbank Mine — Minesite Costs per Tonne	2012	2011	2010
	(thousands of United States dollars, except as noted)
Production costs	$347,710	$284,502	$182,533
Adjustments:
Inventory adjustment(v)	4,407	253	6,911
Non-cash reclamation provision	(1,610)	(1,679)	(1,315)
Stripping costs(iv)	(14,806)	(9,746)	(4,321)

Minesite operating costs	$335,701	$273,330	$183,808
Minesite operating costs (thousands of C$)	$336,431	$272,157	$190,980
Tonnes of ore milled (thousands of tonnes)	3,821	2,978	2,001

Minesite costs per tonne (C$)(vi)	$88	$91	$95

(i)
Includes the Creston Mascota deposit at Pinos Altos, except for fourth quarter 2012 total cash costs per ounce of gold produced and minesite costs per tonne, as heap leach operations at the Creston Mascota deposit at Pinos Altos were suspended effective October 1, 2012.

(ii)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(iii)
Total cash costs per ounce of gold produced is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as recorded in the consolidated statements of income (loss) and comprehensive income (loss) for byproduct revenues, unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by the number of ounces of gold produced. The Company believes that this generally accepted industry measure is a realistic indication of operating performance and is a useful comparison point between periods. Total cash costs per ounce of gold produced is intended to provide investors with information about the cash generating capabilities of the Company's mining operations. Management also uses this measure to monitor the performance of the Company's mining operations. As market prices for gold are quoted on a per ounce basis, using this per ounce measure allows management to assess a mine's cash generating capabilities at various gold prices. Management is aware that this per ounce measure of performance can be impacted by fluctuations in byproduct metal prices and exchange rates. Management compensates for these inherent limitations by using this measure in conjunction with minesite costs per tonne (discussed below) as well as other data prepared in accordance with US GAAP. Management also performs sensitivity analyses in order to quantify the effects of fluctuating metal prices and exchange rates.

(iv)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(v)
This inventory adjustment reflects production costs associated with unsold concentrates.

(vi)
Minesite costs per tonne is not a recognized measure under US GAAP and this data may not be comparable to data presented by other gold producers. This measure is calculated by adjusting production costs as shown in the consolidated statements of income (loss) and comprehensive income (loss) for unsold concentrate inventory production costs, non-cash reclamation provisions, deferred stripping costs and other adjustments, and then dividing by tonnes of ore milled. As the total cash costs per ounce of gold produced measure can be impacted by fluctuations in byproduct metal prices and exchange rates, management believes that the minesite costs per tonne measure provides additional information regarding the performance of mining operations, eliminating the impact of varying production levels. Management also uses this measure to determine the economic viability of mining blocks. As each mining block is evaluated based on the net realizable value of each tonne mined, in order to be economically viable the estimated revenue on a per tonne basis must be in excess of the minesite costs per tonne. Management is aware that this per tonne measure of performance can be impacted by fluctuations in processing levels and compensates for this inherent limitation by using this measure in conjunction with production costs prepared in accordance with US GAAP.

Exploration and Corporate Development Expense

        Proven and probable gold reserves totalled 18.7 million ounces at December 31, 2012 compared with 18.8 million ounces at December 31, 2011. The decrease in proven and probable gold reserves was due primarily to 2012 gold production at the Company's operating mines and was almost entirely offset by newly declared proven and probable reserves at the La India and Meliadine projects and at the Goldex mine's M and E Zones.

        A summary of the Company's significant 2012 exploration and corporate development activities is detailed below:

  •
  Canadian regional exploration expenditures, excluding the Goldex mine, amounted to $22.7 million in 2012 compared with $29.9 million in 2011. This decrease was due primarily to a $6.5 million reduction in exploration expenditures at the Meliadine project between periods.

  •
  On October 19, 2011, mining operations at the Goldex mine were suspended as a result of geotechnical concerns with the rock above the mining horizon. In 2011, investigation expenditures of $19.7 million were incurred which included rock mechanic and mining studies, drilling and development exploration of the deeper D zone and care and maintenance of general infrastructure. In 2012, exploration expenditures increased to $37.6 million with focus on the new M and E Zones at the Goldex mine which were approved for development during the year.

  •
  Latin American regional exploration expenses increased to $28.4 million in 2012 compared with $8.3 million in 2011, due primarily to drilling at the La India project in Mexico which is expected to be developed as an open pit heap leach operation.

  •
  Exploration expenditures in the United States and Europe of $14.9 million in 2012 were comparable with expenditures of $13.9 million in 2011.

  •
  The Company's corporate development team remained active in 2012, evaluating new properties and potential acquisition opportunities.

        The table below details exploration expense by region and total corporate development expense:

	2012	2011	2010
	(thousands of United States dollars)
Canada	$22,733	$29,885	$28,346
Latin America	28,419	8,263	8,268
United States	7,397	7,520	7,042
Europe	7,458	6,332	4,569
Goldex mine	37,627	19,656	—
Corporate development expense	5,866	4,065	6,733

	$109,500	$75,721	$54,958

Amortization of Property, Plant and Mine Development

        Amortization of property, plant and mine development expense increased to $271.9 million in 2012 compared with $261.8 million in 2011 due primarily to the achievement of commercial production at the LaRonde mine extension on December 1, 2011. Amortization expense commences once a mine or project achieves commercial production.

General and Administrative Expense

        General and administrative expense increased to $119.1 million in 2012 from $107.9 million in 2011 due primarily to increases in salaries, benefits, retirement costs and legal expenses associated with securities class action lawsuits. Partially offsetting these increases, stock option expense decreased to $33.8 million in 2012, representing a 20% decrease compared with 2011, due to a decrease in the Black-Scholes calculated value of the employee stock options granted between periods.

Provincial Capital Tax

        Prior to 2011, provincial capital tax was assessed on the Company's capitalization (paid-up capital and debt) less certain allowances and tax credits for exploration expenses incurred. Ontario capital tax was eliminated on July 1, 2010, while Quebec capital tax was eliminated at the end of 2010. Provincial capital tax expenses of

$4.0 million and $9.2 million were recorded in 2012 and 2011, respectively, due to government audit assessments relating to prior years. In 2010, the Company recorded a provincial capital tax recovery of $6.1 million due to non-recurring items relating to prior years. Provincial capital tax is expected to be nil going forward.

Interest Expense

        In 2012, interest expense increased to $57.9 million from $55.0 million in 2011 and $49.5 million in 2010. The table below details the components of interest expense:

	2012	2011	2010
	(thousands of United States dollars)
Stand-by fees on credit facilities	$3,734	$7,345	$8,159
Amortization of credit facilities, financing and note issuance costs	3,432	4,810	3,507
Government interest, penalties and other	4,869	3,078	2,165
Interest on credit facilities	3,460	1,764	10,795
Interest on Notes	43,886	39,067	29,423
Interest capitalized to construction in progress	(1,494)	(1,025)	(4,556)

	$57,887	$55,039	$49,493

Foreign Currency Translation Gain (Loss)

        The Company's operating results and cash flow are significantly impacted by changes in the US dollar/Canadian dollar exchange rate, as all of the Company's revenues are earned in US dollars but most of its operating costs and a substantial portion of its capital costs are incurred in Canadian dollars. The US dollar/Canadian dollar exchange rate has varied significantly over the past three years. During the period from January 1, 2010 through December 31, 2012, the daily noon exchange rate as reported by the Bank of Canada has fluctuated between C$0.94 per US$1.00 and C$1.08 per US$1.00. In addition, a significant portion of the Company's expenditures at the Kittila mine and the Pinos Altos mine are denominated in Euros and Mexican pesos, respectively. The Euro and Mexican peso have also varied significantly against the US dollar over the past three years.

        A foreign currency translation loss of $16.3 million was recorded in 2012 compared with a foreign currency translation gain of $1.1 million in 2011. On average, the US dollar strengthened against the Canadian dollar, the Euro and the Mexican peso in 2012 compared with 2011. The US dollar weakened against the Canadian dollar, the Euro and the Mexican peso between December 31, 2011 and December 31, 2012. The foreign currency translation loss in 2012 is due primarily to the impact of translation on liabilities denominated in Euros, Canadian dollars and Mexican pesos, offset partially by the impact of translation on non-US dollar cash balances.

Income and Mining Taxes

        In 2012, the Company had an effective tax rate of 28.5% compared with 26.9% in 2011 and 23.7% in 2010. In 2012, the effective tax rate of 28.5% was higher than the statutory tax rate of 26.3% due to permanent differences, principally stock-based compensation that is not deductible for tax purposes in Canada. In 2011, an income and mining taxes recovery was recorded due to impairment losses on the Meadowbank and Goldex mines.

Supplies Inventories

        Supplies inventories increased by 22% to $222.6 million at December 31, 2012 compared with $182.4 million at December 31, 2011. This increase is mainly attributable to the build-up of supplies inventories at the Meadowbank mine to support increased gold production and related maintenance requirements. In addition, supplies inventories increased at the Kittila, Pinos Altos and LaRonde mines to facilitate increased gold production levels and underground mining operations.

Liquidity and Capital Resources

        At December 31, 2012, the Company's cash and cash equivalents, short-term investments and restricted cash totalled $332.0 million, compared with $221.5 million at December 31, 2011. Cash provided by operating activities increased by $28.8 million to $696.0 million in 2012 compared with 2011 due primarily to a 6% increase in both gold prices realized and gold production. The increase in cash provided by operating activities was partially offset by a $15.2 million increase in production costs and a $33.8 million increase in exploration and corporate development expenses between 2011 and 2012. Cash used in investing activities decreased significantly to $376.2 million in 2012 from $760.5 million in 2011 due primarily to the acquisition of Grayd in November 2011, a decrease in available-for-sale securities investments, an increase in proceeds on available-for-sale securities and a decrease in capital expenditures between these periods. Cash used in financing activities was $202.6 million in 2012 compared with cash provided by financing activities of $178.8 million in 2011 due primarily to a change from net proceeds from long-term debt of $270.0 million in 2011 to net repayments of long-term debt of $290.0 million in 2012.

        In 2012, the Company invested cash of $445.6 million in projects and sustaining capital expenditures. Significant capital expenditures in 2012 included $105.1 million at the Meadowbank mine, $83.3 million at the Meliadine project, $39.2 million at the La India project, $26.8 million at the Goldex mine and $183.7 million at the LaRonde, Kittila, Pinos Altos and Lapa mines. Capital expenditures to complete the Company's growth initiatives are expected to be funded by cash provided by operating activities and cash on hand. A significant portion of the Company's cash and cash equivalents are denominated in US dollars.

        In 2012, the Company received net proceeds on available-for-sale securities of $73.4 million compared with $9.4 million in 2011. Purchases of available-for-sale securities decreased to $2.7 million in 2012 compared with purchases of $91.1 million in 2011.

        On November 26, 2012, the Company disposed of 7,795,574 shares of Queenston Mining Inc. for total proceeds of $42.6 million, recording a $16.5 million gain on sale of available-for-sale securities.

        On July 27, 2011, the Company acquired 21,671,827 common shares of Rubicon Minerals Corporation ("Rubicon") for cash consideration of approximately $73.8 million. On June 1, 2012, the Company disposed of 11,000,000 common shares of Rubicon for total proceeds of $30.7 million, recording a $6.7 million loss on sale of available-for-sale securities. After closing the transaction, the Company holds 10,671,827 common shares of Rubicon.

        On November 29, 2012, the Company purchased the 5% net smelter returns royalty on the Probe block of the Goldex mine property from Probe Mines Limited ("Probe") for cash consideration of C$14.0 million. This amount was capitalized to the property, plant and mine development line item of the consolidated balance sheets. Up to an additional C$4.0 million (in cash or common shares of the Company, at the election of Probe) may become payable by the Company to Probe if certain production thresholds are achieved on the Probe block of the Goldex mine property.

        On December 12, 2012, the Company declared a cash dividend payable on March 15, 2013, marking the 31st consecutive year that the Company has paid a cash dividend. During 2012, the Company paid dividends of $118.1 million compared with $98.4 million in 2011. Although the Company expects to continue paying dividends, future dividends will be at the discretion of the Board and will be subject to factors such as income, financial condition and capital requirements. The Company also issued common shares for gross proceeds of $32.7 million in 2012 due primarily to stock option exercises and issuances under the Company's employee share purchase plan.

        On July 24, 2012, the Company closed a private placement consisting of $200.0 million of guaranteed senior unsecured notes due in 2022 and 2024 (the "2012 Notes") with a weighted average maturity of 11.0 years and weighted average yield of 4.95%. Proceeds from the 2012 Notes were used to repay amounts outstanding under the Company's 1.2 billion unsecured revolving bank credit facility (the "Credit Facility").

        On July 20, 2012, the Company amended and restated its Credit Facility. The total amount available under the Credit Facility remains unchanged at $1.2 billion; however, the maturity date was extended from June 22, 2016 to June 22, 2017. Pricing terms were amended to reflect improved current market conditions. As at December 31, 2012, the Company had drawn $30.0 million under the Credit Facility. In addition, the amount available under the Credit Facility is reduced by outstanding letters of credit under the Credit Facility, amounting to $1.1 million at December 31, 2012. Therefore, $1,168.9 million was available for future drawdown under the Credit Facility at December 31, 2012. The Credit Facility requires the Company to maintain specified financial ratios and meet financial condition covenants. These financial condition covenants were met as of December 31, 2012.

        The Company entered into a credit agreement on June 26, 2012 with a financial institution relating to a new C$150 million uncommitted letter of credit facility (the "Letter of Credit Facility"). The obligations of the Company under the Letter of Credit Facility are guaranteed by certain of its subsidiaries. The Letter of Credit Facility may be used to support the reclamation obligations or non-financial or performance obligations of the Company or its subsidiaries. As at December 31, 2012, $127.5 million had been drawn under the Letter of Credit Facility.

        On April 7, 2010, the Company closed a private placement consisting of $600.0 million of guaranteed senior unsecured notes due in 2017, 2020 and 2022 (the "2010 Notes") with a weighted average maturity of 9.84 years and weighted average yield of 6.59%. Proceeds from the offering of the 2010 Notes were used to repay amounts under the Company's then outstanding credit facilities.

        In June 2009, the Company entered into a C$95 million financial security guarantee issuance agreement with Export Development Canada (the "EDC Facility"). Under the agreement, which matures in June 2014, Export Development Canada agreed to provide guarantees in respect of letters of credit issued on behalf of the Company in favour of certain beneficiaries in respect of obligations relating to the Meadowbank mine. As at December 31, 2012, outstanding letters of credit drawn under the EDC Facility totaled nil.

        Agnico-Eagle's contractual obligations as at December 31, 2012 are detailed below:

Contractual Obligations	Total	Less than 1 Year	1-3 Years	4-5 Years	Thereafter
	(millions of United States dollars)
Letter of credit obligations	$2.3	$—	$2.3	$—	$—
Reclamation obligations(i)	349.0	16.8	2.8	3.7	325.7
Purchase commitments	63.6	12.3	19.5	9.5	22.3
Pension obligations(ii)	4.2	0.1	0.3	0.2	3.6
Capital and operating leases	35.1	15.5	14.5	1.6	3.5
Long-term debt repayment obligations(iii)	830.0	—	—	145.0	685.0

Total(iv)	$1,284.2	$44.7	$39.4	$160.0	$1,040.1

(i)
Mining operations are subject to environmental regulations that require companies to reclaim and remediate land disturbed by mining operations. The Company has submitted closure plans to the appropriate governmental agencies which estimate the nature, extent and costs of reclamation for each of its mining properties. The estimated undiscounted cash outflows of these reclamation obligations are presented here. These estimated costs are recorded in the Company's consolidated financial statements on a discounted basis in accordance with ASC 410-20 — Asset Retirement Obligations and ASC 410-30 — Environmental Obligations. See Note 6(a) to the consolidated financial statements.

(ii)
The Company provides a non-registered supplementary executive retirement defined benefit plan for certain senior officers (the "Executives Plan"). The Executives Plan provides pension benefits to certain senior officers equal to 2% of their final three-year average pensionable earnings for each year of service with the Company, less the annual pension payable under the Company's basic defined contribution pension plan. Payments under the Executives Plan are secured by letter of credit from a Canadian chartered bank. The figures presented in this table have been actuarially determined.

(iii)
For the purposes of the Company's obligations to repay amounts outstanding under its Credit Facility, the Company has assumed that the indebtedness will be repaid at its current expiry date.

(iv)
The Company's estimated future cash flows are expected to be sufficient to satisfy the obligations detailed above.

Off-Balance Sheet Arrangements

        The Company's off-balance sheet arrangements include operating leases of $7.6 million (see Note 13(b) to the consolidated financial statements) and outstanding letters of credit for environmental and site restoration costs, custom credits, government grants and other general corporate purposes of $147.3 million of (see Note 12 to the consolidated financial statements). If the Company were to terminate these off-balance sheet arrangements, the penalties or obligations would be insignificant based on the Company's liquidity position, as outlined in the table below.

2013 Liquidity and Capital Resources Analysis

        The Company believes that it has sufficient capital resources to satisfy its 2013 mandatory expenditure commitments (including the contractual obligations detailed above) and discretionary expenditure commitments. The following table details expected capital requirements and resources for 2013:

Amount (millions of United States dollars)
2013 Mandatory Commitments:
Contractual obligations (from table above)	$44.7
Dividends payable (declared in December 2012)	37.9

Total 2013 mandatory expenditure commitments	$82.6

2013 Discretionary Commitments:
Budgeted capital expenditures	$596.0
Dividends payable (undeclared)	113.7

Total 2013 discretionary expenditure commitments	$709.7

Total 2013 mandatory and discretionary expenditure commitments	$792.3

2013 Capital Resources:
Cash, cash equivalents and short term investments (at December 31, 2012)	$306.6
Budgeted 2013 cash provided by operating activities	729.4
Working capital, excluding cash, cash equivalents and short-term investments (at December 31, 2012)	320.0
Available under the Credit Facility	1,168.9

Total 2013 Capital Resources	$2,524.9

        While the Company believes its capital resources will be sufficient to satisfy all 2013 commitments (mandatory and discretionary), the Company may choose to decrease certain of its discretionary expenditure commitments, which includes certain capital expenditures and undeclared dividends, should unexpected financial circumstances arise in the future.

Outlook

        The following section contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities laws. Please see "Note to Investors Concerning Forward-Looking Information" for a discussion of assumptions and risks relating to such statements and information.

Gold Production Growth

LaRonde Mine

        In 2013, payable gold production at the LaRonde mine is expected to be approximately 177,000 ounces. Over the 2013 to 2015 period, annual average payable gold production at the LaRonde mine is expected to be approximately 214,000 ounces. Challenges associated with heat and congestion in the LaRonde mine extension, which achieved commercial production on December 1, 2011, have delayed the ramp up of production. Despite these challenges, overall gold production and throughput are expected to remain unchanged over the life of the LaRonde mine.

        Total cash costs per ounce of gold produced at the LaRonde mine are expected to be approximately $650 in 2013 compared with $569 in 2012, reflecting expectations of lower grades and lower metal prices for the mine's byproducts going forward. However, depending on prevailing byproduct prices over the next several years, the potential exists to extend the life of the upper mine by mining lower grade (predominantly zinc) ore that becomes economic. The effect of this would likely be lower total cash costs per ounce due to the byproduct metal revenue.

Goldex Mine

        The Goldex mine is expected to commence production from the M and E Zones in the second quarter of 2014. In 2014, payable gold production at the Goldex mine is expected to be approximately 49,000 ounces. Annual average payable gold production at the Goldex mine is expected to be approximately 80,000 ounces at total cash costs per ounce of gold produced of approximately $900 over a mine life of approximately three to four years. Exploration on several other satellite zones, including the deeper D Zone, has the potential to extend mine life at the Goldex mine.

Lapa Mine

        Payable gold production in 2013 is expected to be approximately 97,000 ounces at estimated total cash costs per ounce of gold produced of approximately $840. Over the 2013 to 2015 period, annual average payable gold production of approximately 86,000 ounces is expected. 2014 is expected to be the last full year of payable gold production based on the current mine life. Additional exploration results expected in 2013 could potentially extend the Lapa mine's life.

Kittila Mine

        In 2013, payable gold production at the Kittila mine is expected to be approximately 165,000 ounces, while annual average payable gold production of approximately 163,333 ounces is expected between 2013 and 2015. Total cash costs per ounce of gold produced are expected to be approximately $660 in 2013 compared with $565 in 2012 as ore will be processed exclusively from the higher cost underground mine since the open pit mine was fully depleted in the fourth quarter of 2012. Further, a gradual decline in gold grade towards the average reserve grade is expected in 2013.

        The Board has approved a capital expansion at the Kittila mine that is expected to result in a 750 tonne per day throughput capacity increase commencing in the second half of 2015. Current guidance for production at the Kittila mine includes 10,000 ounces of payable gold production resulting from this capital expansion.

Pinos Altos Mine

        In 2013, payable gold production at the Pinos Altos mine is expected to be approximately 191,000 ounces, including 32,000 ounces from the Creston Mascota deposit at Pinos Altos. Total cash costs per ounce of gold produced of approximately $300 are expected in 2013 at the Pinos Altos mine, including the Creston Mascota deposit at Pinos Altos. Between 2013 and 2015, payable gold production is expected to average 152,000 ounces annually at the Pinos Altos mine and 46,333 ounces annually at the Creston Mascota deposit at Pinos Altos.

        An increase in payable gold production is expected at the Pinos Altos mine in 2015 due to increased mill throughput from the completion of the underground shaft project.

        Commercial production at the Creston Mascota deposit at Pinos Altos heap leach operation was achieved in March 2011. On September 30, 2012, a movement of leached ore from the upper lifts of the Creston Mascota deposit at Pinos Altos phase one leach pad was observed and active leaching was suspended. During the fourth quarter of 2012, further assessment suggested that the integrity of the phase one leach pad liner had been compromised by the September 30, 2012 event and further leaching on the phase one leach pad is not expected as a result. The Company expects production to commence from the Creston Mascota deposit at Pinos Altos phase two leach pad in the second quarter of 2013. Payable gold production forecasts reflect a buildup of inventory on the phase two leach pad and a related ramp up in production in 2013, with steady state operations commencing in 2014.

Meadowbank Mine

        In 2013, payable gold production at the Meadowbank mine is expected to be approximately 360,000 ounces at estimated total cash costs per ounce of gold produced of approximately $985. The Meadowbank mine is expected to average 359,000 ounces of payable gold production per year between 2013 and 2015.

        The Meadowbank mine experienced a number of start-up issues during its first two years. However, forecasted annual payable gold production has increased significantly as a result of improved operating performance achieved in 2012. The Company expects mill throughput of approximately 11,000 tonnes per day to be sustainable and has extended the expected Meadowbank mine life to 2018.

La India Project

        The Board approved the construction and development of the La India project in September 2012. The La India project is expected to commence operations in the second quarter of 2014. In 2014, payable gold production at the La India project is expected to be approximately 40,000 ounces. Annual average payable gold production at the La India project is expected to be approximately 90,000 ounces at total cash costs per ounce of gold produced of approximately $500 over a mine life of approximately nine years.

Growth Summary

        With the achievement of commercial production of the Kittila, Lapa and Pinos Altos mines in 2009, the Meadowbank mine in March 2010, and the Creston Mascota deposit at Pinos Altos and LaRonde mine extension in 2011, Agnico-Eagle has transformed from a one mine operation to a five mine company over the last four years, resulting in record annual payable gold production of 1,043,811 ounces in 2012. As the Company continues its next growth phase from this expanded production platform, it expects to continue to deliver on its vision and strategy. Annual payable gold production is expected to increase to approximately 1,207,000 ounces in 2015, representing a 16% increase compared with 2012. The Company expects that the main contributors to targeted increases in payable gold production, gold reserves and gold resources will include:

  •
  Continued conversion of Agnico-Eagle's current gold resources to reserves

  •
  Increased production from the higher grade orebody in the LaRonde mine extension

  •
  The commencement of operations at the Goldex mine's M and E Zones and the La India project in 2014

  •
  The commencement of operations from the Creston Mascota deposit at Pinos Altos phase two leach pad in 2013

Financial Outlook

Mining Revenue and Production Costs

        In 2013, the Company expects to continue to generate strong cash flow with payable gold production between 970,000 and 1,010,000 ounces, down from 1,043,811 ounces in 2012 due primarily to mine sequencing and the temporary suspension of heap leach operations at the Creston Mascota deposit at Pinos Altos effective October 1, 2012.

        The table below details actual payable production in 2012 and estimated payable production in 2013.

	2013 Estimate	2012 Actual
Gold (ounces)	970,000 - 1,010,000	1,043,811
Silver (thousands of ounces)	4,300	4,646
Zinc (tonnes)	23,000	38,637
Copper (tonnes)	4,900	4,126

        In 2013, the Company is expecting total cash costs per ounce at the LaRonde mine to be $650 compared with $569 in 2012. In calculating estimates of total cash costs per ounce of gold produced for the LaRonde mine, net silver, zinc and copper revenue are treated as a reduction to production costs. Therefore, production and price assumptions for byproduct metals play an important role in the LaRonde mine's total cash costs per ounce of gold produced estimate due to its large byproduct production relative to the Company's other mines. An increase in byproduct metal prices above forecast levels would result in improved total cash costs per ounce of gold produced for the LaRonde mine. In addition, the Pinos Altos mine contains a significant amount of silver byproduct.

        In 2013, total cash costs per ounce of gold produced at the Lapa, Kittila, Pinos Altos (including the Creston Mascota deposit at Pinos Altos) and Meadowbank mines are expected to be $840, $660, $300 and $985, respectively. As production costs at the LaRonde, Lapa and Meadowbank mines are denominated primarily in Canadian dollars, production costs at the Kittila mine are denominated primarily in Euros and a portion of production costs at the Pinos Altos mine are denominated in Mexican pesos, the Canadian dollar/US dollar, Euro/US dollar and Mexican peso/US dollar exchange rates also impact the total cash costs per ounce of gold produced estimates.

        The table below details the metal price assumptions and exchange rate assumptions used in deriving the estimated 2013 total cash costs per ounce of gold produced (production estimates for each metal are shown in the table above) as well as the market average closing prices for each variable for the period of January 1, 2013 through March 12, 2013.

	Cash Cost Assumptions	Market Average
Silver (per ounce)	$34.00	$30.43
Zinc (per tonne)	$2,000	$2,060
Copper (per tonne)	$7,500	$8,003
C$/US$ exchange rate (C$)	$1.00	$1.00
Euro/US$ exchange rate (Euros)	€0.77	€0.75
Mexican peso/US$ exchange rate (Mexican pesos)	13.00	12.70

        The table below details the estimated approximate sensitivity of the Company's 2013 estimated total cash costs per ounce of gold produced to a change in metal price and exchange rate assumptions:

Change in variable(i)	Impact on Total Cash Costs per Ounce of Gold Produced
$1 per ounce of Silver	$4
$100 per tonne of Zinc	$2
$200 per tonne of Copper	$1
1% C$/US$	$7
1% Euro/US$	$1
1% Mexican peso/US$	$1

(i)
The sensitivities presented are based on the payable production, metal price and exchange rate assumptions detailed above. Operating costs are not impacted by fluctuations in byproduct metal prices. The Company may use derivative strategies to limit the downside risk associated with fluctuating byproduct metal prices and enters into forward contracts to lock in exchange rates based on projected Canadian dollar, Euro and Mexican peso operating and capital needs. Please see "Risk Profile — Metal Price and Foreign Currency" and "Risk Profile — Financial Instruments". Please see "Results of Operations — Production Costs" for disclosure regarding the use of the non-US GAAP financial measure total cash costs per ounce of gold produced.

Exploration and Corporate Development Expense

        In 2013, Agnico-Eagle expects to incur expenditures of $92.0 million on minesite and advanced project exploration, greenfield exploration and corporate development. Approximately $21.0 million is expected to be spent on greenfield exploration outside of the Company's currently contemplated mining areas in Canada, Latin America, Finland and the United States. Exploration is success driven and thus these estimates could change materially based on the success of the various exploration programs. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling and development to further delineate the ore body on such a property are capitalized. In 2013, the Company expects to capitalize $38.0 million on drilling and development related to further delineating ore bodies and converting resources into reserves.

Other Expenses

        Cash general and administrative expenses are not expected to increase significantly in 2013. However, non-cash variances from budget may occur as a result of variances in the Black-Scholes pricing of stock options granted by the Company in 2013. Provincial capital tax expense is expected to be nil in 2013 due to the elimination of the Ontario provincial capital tax on July 1, 2010 and the elimination of the Quebec capital tax at the end of 2010. Amortization of property, plant and mine development is expected to increase to approximately $293.1 million in 2013 compared with $271.9 million in 2012. Interest expense is expected to decrease to approximately $55.1 million in 2013 compared with $57.9 million in 2012 due primarily to decreased amounts drawn under the Credit Facility, offset partially by amounts owing on the 2012 Notes. The Company's effective tax rate is expected to be approximately 34.6% in 2013 compared with an effective rate of 28.5% in 2012. The 2012 effective tax rate resulted from the factors detailed in "Results of Operations — Income and Mining Taxes" above.

Capital Expenditures

        Agnico-Eagle's gold growth program remains well funded. Capital expenditures, including construction and development costs, sustaining capital and capitalized exploration costs, are expected to total approximately $596.0 million in 2013. In 2013, the Company expects to generate internal cash flow from the sale of its gold production and the associated byproduct metals. Significant components of the expected 2013 capital expenditures program include the following:

  •
  $357.0 million in capitalized development expenditures relating primarily to the La India project ($92.0 million), Goldex mine ($63.0 million), Meliadine project ($59.0 million), Meadowbank mine ($39.0 million), Kittila mine ($34.0 million) and Pinos Altos mine ($33.0 million);

  •
  $201.0 million in sustaining capital expenditures relating to the LaRonde mine ($61.0 million), Meadowbank mine ($40.0 million), Kittila mine ($39.0 million), Pinos Altos mine ($29.0 million), Lapa mine ($19.0 million) and Creston Mascota deposit at Pinos Altos ($13.0 million); and

  •
  $38.0 million in capitalized drilling expenditures;

        The Company continues to examine other possible corporate development opportunities which may result in the acquisition of companies, assets with securities, cash or a combination thereof. If cash is used to fund acquisitions, Agnico-Eagle may be required to issue debt or securities to satisfy cash requirements.

Risk Profile

        The Company mitigates the likelihood and potential severity of the various risks it encounters in its day-to-day operations through the application of high standards in the planning, construction and operation of its mining facilities. Emphasis is placed on hiring and retaining competent personnel and developing their skills through training, including safety and loss control training. The Company's operating and technical personnel have a solid track record of developing and operating precious metal mines and several of the Company's mines have received safety and development awards. Nevertheless, the Company and its employees continue efforts to improve workplace safety with an emphasis on safety procedure training for both mining and supervisory employees.

        The Company also mitigates some of its normal business risk through the purchase of insurance coverage. An Insurable Risk Management Policy, approved by the Board, governs the purchase of insurance coverage and restricts coverage to insurance companies of the highest credit quality. For a more complete list of the risk factors affecting the Company, please see "Item 3 Key Information — Risk Factors" in the Form 20-F.

Metal Price and Foreign Currency

        Agnico-Eagle's net income is most sensitive to metal prices and the Canadian dollar/US dollar,
Euro/US dollar and Mexican peso/US dollar exchange rates. For the purpose of the sensitivities detailed in the table below, Agnico-Eagle used the following metal price and exchange rate assumptions:

  •
  Gold — $1,700 per ounce;

  •
  Silver — $34 per ounce;

  •
  Zinc — $2,000 per tonne;

  •
  Copper — $7,500 per tonne;

  •
  Canadian dollar/US dollar — C$1.00 per $1.00;

  •
  Euro/US dollar — €0.77 per $1.00; and

  •
  Mexican peso/US dollar — 13.00 Mexican pesos per $1.00.

        Changes in the market price of gold can be attributed to numerous factors such as demand, global mine production levels, central bank purchases and sales and investor sentiment. Changes in the market prices of other metals can be attributed to factors such as demand and global mine production levels. Changes in exchange rates can be attributed to factors such as supply and demand for currencies and economic conditions in each country or currency area. In 2012, the ranges of metal prices and exchange rates were as follows:

  •
  Gold: $1,527 — $1,796 per ounce, averaging $1,668 per ounce;

  •
  Silver: $26 — $37 per ounce, averaging $31 per ounce;

  •
  Zinc: $1,758 — $2,189 per tonne, averaging $1,947 per tonne;

  •
  Copper: $7,251 — $8,737 per tonne, averaging $7,953 per tonne;

  •
  Canadian dollar/US dollar: C$0.96 — C$1.04 per $1.00, averaging C$1.00 per $1.00;

  •
  Euro/US dollar: €0.75 — €0.83 per $1.00, averaging €0.78 per $1.00; and

  •
  Mexican peso/US dollar: 12.55 — 14.60 Mexican pesos per $1.00, averaging 13.16 Mexican pesos per $1.00.

        The following table details the estimated impact on 2013 total cash costs per ounce of gold produced of a 10% change in assumed metal prices and exchange rates. A 10% change in each variable was considered in isolation while holding all other assumptions constant. Based on historical market data and the 2012 price ranges shown above, a 10% change in assumed metal prices and exchange rates is reasonably likely in 2013.

Changes in variable	Impact on Total Cash Costs per Ounce of Gold Produced
10% Silver	$14
10% Zinc	$5
10% Copper	$4
10% Canadian dollar/US dollar	$78
10% Euro/US dollar	$11
10% Mexican peso/US dollar	$14

        In order to mitigate the impact of fluctuating byproduct metal prices, the Company occasionally enters into derivative transactions under its Metal Price Risk Management Policy, approved by the Board. The Company's policy and practice is not to sell forward its gold production. However, the policy does allow the Company to use other hedging strategies where appropriate to mitigate foreign exchange and byproduct metal pricing risks. The Company occasionally buys put options, enters into price collars and enters into forward contracts to protect minimum byproduct metal prices while maintaining full exposure to the price of gold. The Risk Management Committee has approved the strategy of using short-term call options in an attempt to enhance the realized byproduct metal prices. The Company's policy does not allow speculative trading.

        The Company receives payment for all of its metal sales in US dollars and pays most of its operating and capital costs in Canadian dollars, Euros or Mexican pesos. This gives rise to significant currency risk exposure. The Company enters into currency hedging transactions under the Company's Foreign Exchange Risk Management Policy, approved by the Board, to hedge part of its foreign currency exposure. The policy does not permit the hedging of translation exposure (that is, the gains and losses that arise from the accounting translation of Canadian dollar, Euro or Mexican peso denominated assets and liabilities into US dollars), as it does not give rise to cash exposure. The Company's foreign currency derivative strategy includes the use of purchased puts, sold calls, collars and forwards. The Company's policy does not allow speculative trading.

Cost Inputs

        The Company also considers and may enter into risk management strategies to mitigate price risk on certain consumables including, but not limited to, diesel fuel. These strategies have largely been confined to longer term purchasing contracts but may include financial and derivative instruments.

Interest Rates

        The Company's current exposure to market risk for changes in interest rates relates primarily to drawdowns on its Credit Facility and its investment portfolio. Drawdowns on the Credit Facility are used primarily to fund a portion of the capital expenditures related to the Company's development projects and working capital requirements. As at December 31, 2012, the Company had drawn down $30.0 million on the Credit Facility. In addition, the Company invests its cash in investments with short maturities or with frequent interest reset terms and a credit rating of R1-High or better. As a result, the Company's interest income fluctuates with short-term market conditions. As at December 31, 2012, short-term investments amounted to $8.5 million.

        Amounts drawn under the Credit Facility are subject to floating interest rates based on benchmark rates available in the United States and Canada or on LIBOR. In the past, the Company has entered into derivative instruments to hedge against unfavorable changes in interest rates. The Company will continue to monitor its interest rate exposure and may enter into such agreements to manage its exposure to fluctuating interest rates. In 2012, the Company entered into an interest rate derivative instrument to mitigate interest rate risk relating to the 2012 Notes.

Financial Instruments

        The Company enters into contracts to limit the risk associated with decreased byproduct metal prices, increased foreign currency costs (including capital expenditures) and input costs. The contracts act as economic hedges of underlying exposures and are not held for speculative purposes. Agnico-Eagle does not use complex derivative contracts to hedge exposures. The Company uses simple contracts, such as puts and calls, collars and forwards.

        Using financial instruments creates various financial risks. Credit risk is the risk that the counterparties to financial contracts will fail to perform on an obligation to the Company. Credit risk is partially mitigated by dealing with high quality counterparties such as major banks. Market liquidity risk is the risk that a financial position cannot be liquidated quickly. The Company primarily mitigates market liquidity risk by spreading out the maturity of financial contracts over time, usually based on projected production levels for the specific metal being hedged, such that the relevant markets will be able to absorb the contracts. Mark-to-market risk is the risk that an adverse change in market prices for metals will affect financial condition. Because derivative contracts are primarily used as economic hedges, changes in mark-to-market value may impact income. For a description of the accounting treatment of derivative contracts, please see "Critical Accounting Estimates — Financial Instruments".

Operational Risk

        The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, ground conditions, pit wall failures, flooding and gold bullion losses. The occurrence of such events and circumstances may result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. The Company may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Company may become subject to liabilities which exceed policy limits. In these circumstances, the Company may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

        The Company's gold production and operating margin has diversified over the last four years, reflecting the transition from one mine to five mines. In 2012, the Meadowbank mine accounted for approximately 35% of the Company's payable gold production, and is expected to continue to account for a significant portion of payable gold production through 2018.

        The following table details estimated 2013 payable gold production by mine:

	Estimated Payable Gold Production (Ounces)	Estimated Payable Gold Production (%)
LaRonde mine	177,000	18
Lapa mine	97,000	10
Kittila mine	165,000	17
Pinos Altos mine (includes Creston Mascota deposit at Pinos Altos)	191,000	19
Meadowbank mine	360,000	36

Total	990,000	100

        Mining is a complex and unpredictable business and, therefore, actual payable gold production may differ from estimates. Adverse conditions affecting mining or milling may have a material adverse impact on the Company's financial performance and results of operations. The Company anticipates using revenue generated by its operations to finance the capital expenditures required at its mine projects.

        The Company's payable gold production may fall below estimated levels as a result of occurrences such as cave-ins, rock falls, rock bursts, pit wall failures, fires or flooding or as a result of other operational problems such as a failure of a production hoist, an autoclave, a filter press or a grinding mill. Payable gold production may also be reduced if, during the course of mining or processing, unfavorable weather conditions, ground conditions or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment or dilution increases, electrical power is interrupted or heap leach processing results in containment discharge. In seven of the last ten years, the Company has failed to meet payable gold production forecasts due to adverse conditions such as rock falls, production drilling challenges, lower than planned mill recoveries and grades, higher than expected dilution, mine structural issues and delays in the commencement of production and ramp up at new mines. In 2010, payable gold production was 987,609 ounces, slightly below the estimate of 1,000,000 ounces, due primarily to a slower than anticipated ramp-up at the Meadowbank mine, along with lower than expected grades at the LaRonde and Lapa mines. In 2011, payable gold production was 985,460 ounces, significantly below estimates due primarily to the unexpected suspension of mining operations and payable gold production at the Goldex mine on October 19, 2011, a temporary production disruption at the Meadowbank mine due to a fire in its kitchen facilities, and lower than expected grades and throughput at the LaRonde mine. Although actual payable gold production of 1,043,811 ounces exceeded estimates in 2012, a movement of leached ore from the upper lifts of the Creston Mascota deposit at Pinos Altos phase one leach pad suggested that the integrity of the phase one leach pad liner had been compromised and caused the suspension of active leaching in the fourth quarter. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Company's failure to achieve current or future production estimates.

        The LaRonde mine extension is one of the deepest operations in the Western Hemisphere, with an expected maximum depth of 3,110 metres. The operations of the LaRonde mine extension rely on new infrastructure for hauling ore and materials to the surface, including a winze (or internal shaft) and a series of ramps linking mining deposits to the Penna Shaft that services current operations at the LaRonde mine. In 2012, challenges associated with heat and congestion in the LaRonde mine extension caused a delay in the expected ramp up in gold production. The depth of the operations could continue to pose significant challenges to the Company, such as geomechanical risks and ventilation and air conditioning requirements, which may result in difficulties and delays in achieving gold production objectives.

        The continued sustaining development of the LaRonde mine extension is subject to a number of risks and challenges, including unforeseen geological formations, the implementation of new mining processes, and engineering and mine design adjustments. These occurrences may result in operational delays and in additional costs being incurred by the Company beyond those budgeted.

        The figures for mineral reserves and mineral resources published by the Company are estimates, and no assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized. The ore grade actually recovered by the Company may differ from the estimated grades of the mineral reserves and mineral resources. The estimates of mineral reserves and mineral resources have been determined based on, among other things, assumed metal prices, foreign exchange rates and operating costs. Prolonged declines in the market price of gold (or applicable byproduct metal prices) may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and could materially reduce the Company's mineral reserves. Should such reductions occur, the Company may be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in net losses and reduced cash flow. Market price fluctuations of gold (or applicable byproduct metal prices), as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources. Short-term factors relating to the mineral reserve, such as the need for orderly development of orebodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

        Mineral resource estimates for properties that have not commenced production or at deposits that have not yet been exploited are based, in most instances, on very limited and widely spaced drill hole information, which is not necessarily indicative of conditions between and around the drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained.

        The Company's operations include a mine in Finland and a mine in northern Mexico. These operations are exposed to various levels of political, economic and other risks and uncertainties that are different from those encountered at the Company's Canadian properties. These risks and uncertainties vary from country to country and may include: extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licences, permits and contracts; illegal mining; corruption; restrictions on foreign exchange and repatriation; hostage taking; and changing political conditions and currency controls. In addition, the Company must comply with multiple and potentially conflicting regulations in Canada, the United States, Europe and Mexico, including export requirements, taxes, tariffs, import duties and other trade barriers, as well as health, safety and environmental requirements.

        The Company's Meadowbank mine is located in the Kivalliq District of Nunavut in northern Canada, approximately 70 kilometres north of Baker Lake. Though the Company built a 110-kilometre all-weather road from Baker Lake, which provides summer shipping access via Hudson Bay to the Meadowbank mine, the Company's operations are constrained by the remoteness of the mine, particularly as the port of Baker Lake is only accessible approximately 2.5 months per year. Most of the materials that the Company requires for the operation of the Meadowbank mine must be transported through the port of Baker Lake during this shipping season, which may be further truncated due to weather conditions. If the Company is not able to acquire and transport necessary supplies during this time, this may result in a slowdown or stoppage of operations at the Meadowbank mine. Furthermore, if major equipment fails, any items necessary to replace or repair such equipment may have to be shipped through Baker Lake during this window. Failure to have available the necessary materials required for operations or to repair or replace malfunctioning equipment at the Meadowbank mine may require the slowdown or stoppage of operations.

Regulatory Risk

        The Company's mining and mineral processing operations, exploration activities and properties are subject to the laws and regulations of federal, provincial, state and local governments in the jurisdictions in which the Company operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws or regulations, amendments to current laws and regulations governing operations and activities of mining companies or more stringent implementation or interpretation thereof could have a material adverse impact on the Company, cause a reduction in levels of production and delay or prevent the development of new mining properties.

Outstanding Securities

        The following table details the maximum number of common shares that would be outstanding if all dilutive instruments outstanding at March 12, 2013 were exercised:

Common shares outstanding at March 12, 2013	172,501,169
Employee stock options	11,750,991
Warrants	8,600,000

192,852,160

Governance

        In 2012, Agnico-Eagle revised its Sustainable Development Policy, formally outlining the guiding principles and commitments to be upheld by the Company. The Sustainable Development Policy is articulated around four fundamental values of sustainable development at Agnico-Eagle: respect for our employees; protection of the environment; safe operations; and respect for our communities.

Sustainable Development Management

        In 2012, the Company began the process of introducing sustainability into all aspects and stages of its business, from exploration and acquisition activities to operating and site closure plans. This integration should lead to a greater role being played by the Company's employees in the achievement of responsible mining practices.

        This process will be completed through the development and implementation of a formal Health, Safety and Environmental Management System, termed the Responsible Mining Management System ("RMMS"). The aim of the RMMS is to further promote a culture of accountability and leadership in managing health, safety, environmental and social matters. RMMS documentation will be supported by the software Intelex, which is widely used in the Canadian mining industry and is consistent with the ISO 14001 Environmental Management System and the OHSAS 18001 Health and Safety Management System.

        The RMMS will incorporate the Company's commitments as a signatory to the International Cyanide Management Code (the "Cyanide Code"). Agnico-Eagle became a signatory to the Cyanide Code in September 2011 and is seeking to have the Kittila, Pinos Altos and Meadowbank mines audited and certified under the Cyanide Code by an independent third party within the three-year deadline. Internal audits have been performed at each of these mines and action plans to resolve identified gaps in procedures are being implemented prior to the external audit.

        The RMMS will also integrate the requirements of the Mining Association of Canada's industry-leading Towards Sustainable Mining Initiative (the "TSM Initiative"), as well as the Global Reporting Initiative's sustainability reporting guidelines for the mining industry. In December 2010, Agnico-Eagle became a member of the Mining Association of Canada and endorsed the TSM Initiative. The TSM Initiative was developed to help mining companies evaluate the quality, comprehensiveness and robustness of their management systems under six performance elements: crisis management; energy and greenhouse gas emissions management; tailings management; biodiversity conservation management; health and safety; and aboriginal relations and community outreach. In 2012, the Company conducted the TSM Initiative analysis and program implementation at all of its divisions.

        The LaRonde, Goldex and Lapa mines were part of the BNQ21000 pilot program, a Quebec-based initiative to introduce sustainable development principles into business practices. The program was developed by the Quebec Standards Office (Bureau de Normalisation du Québec). The pilot program was completed in 2012 and measures were identified to improve sustainable development practices. The BNQ 21000 program requirements will be integrated in the RMMS.

Employee Health and Safety

        Agnico-Eagle's overall health and safety performance improved during 2012. A combined lost-time accident frequency rate of 2.4 was achieved, substantially below the target rate of 3.3. This is the best lost-time accident frequency rate ever recorded by the Company. Extensive health and safety training was also provided to all employees during 2012.

        One of the measures implemented by the Company to improve safety performance is the workplace safety card system. This system was implemented across the Company to strengthen the risk-based training program. Developed by the Quebec Mining Association, the safety card system teaches workers and supervisors to use risk-based thinking in their duties. Workers and their supervisors must meet every day to discuss on-the-job health and safety matters. The safety card system also allows the Company's workers and supervisors to document daily inspections and record observations on conditions in the workplace, as well as the nature of risks, issues and other relevant information. In addition, it allows supervisors to exchange and analyze all relevant information between shifts and various technical services to improve efficiency and safety.

        In 2012, the Quebec Mining Association ("AMQ") acknowledged Agnico-Eagle's strong performance in this area, recognizing 15 Agnico-Eagle supervisors from the LaRonde, Goldex and Lapa mines for keeping their workers safe. The supervisors received AMQ security trophy awards for 50,000, 100,000 and 150,000 hours supervised without a lost-time accident. Yvon Delisle, a supervisor at the Goldex mine, was recognized for achieving more than 250,000 hours without a compensable accident.

        In 2012, personnel from five of the Company's mines competed in mine rescue competitions. In May 2012, teams from the LaRonde, Goldex and Lapa mines qualified to compete in the Quebec Annual Provincial Mine Rescue competition, representing 3 of the 4 finalists. The Goldex mine won best technical and theoretical performance, the Lapa mine won best performance in first aid and the Laronde mine won best management team and placed first overall winning the mine rescue championship.

        In July 2012, a team from the Meadowbank mine participated for the second time in the Northwest Territories mine rescue competition in Yellowknife. The Meadowbank mine finished second overall and won the firefighting task.

        Each of the Company's mining operations has its own Emergency Response Plan and has personnel trained to respond to safety, fire and environmental emergencies. Each mine also maintains the appropriate response equipment. In Mexico, the Company's emergency response team was called by local authorities on several occasions to help in emergency situations outside the minesite.

        The Pinos Altos mine won the Silver Helmet award at the 2012 Annual Safety Contest of the Mexican Chamber of Mines, for maintaining the best safety statistics for underground mines in Mexico with more than 500 workers during 2011. The Pinos Altos mine rescue team also achieved a first place finish in the North Zone Mexican Mines Rescue competition on November 28, 2012.

Community

        The Company's goal, at each of its operations worldwide, is to hire 100% of its workforce, including the management team, directly from the local region in which the operation is located. The Company believes that providing employment is one of its most significant contributions it can make to the communities in which it operates.

        Agnico-Eagle also works closely with neighboring communities to develop alternative employment and business opportunities to help diversify local economies. For example, at the Pinos Altos mine in Mexico, the Company helped a group of local women start up a sewing cooperative to help fill the demand for clothing manufacturing from both the local mining industry and surrounding communities. The success of the clothing cooperative in Mexico led to the development of a similar program in Arviat, Nunavut. The Meadowbank mine has teamed up with the Arviat Kiluk sewing workshop, which will provide the Meadowbank mine with a range of commercial sewing services, including sewing repairs and work-wear. The Arviat Kiluk will also design and produce new promotional products with Agnico-Eagle's logo, including sealskin vests, mitts and computer bags.

        In 2012, the Company began a substantial three-year investment in an educational program known as Mining Matters' Aboriginal Education and Outreach Programs in the Kivalliq region of Nunavut. The goal of the program is to show young people that there are interesting jobs and careers for them in the north, and that the mining industry can be a key source of these opportunities.

        For the fifth year in a row, the Pinos Altos mine was certified as a Socially Responsible Company by the Mexican Centre for Philanthropy (Centro Mexicano para la Filantropía) and the Alliance for Social Responsibility of Enterprises (Alianza por la Responsabilidad Social Empresarial en México). This certification recognizes the excellence of the social responsibility practices at the Pinos Altos mine.

        The Company continues to support a number of community health and educational initiatives in the region surrounding the Pinos Altos mine, including the establishment of a local sewing cooperative and donating material for the construction of new classrooms or for the repair of existing classrooms.

Environment

        In 2012, no notices of infraction were received by the Company. Updated closure plans were submitted to the Ministry of Natural Resources (Quebec) for the LaRonde and Goldex mines and the closure plans for the Bousquet site and Lapa mine were approved in 2012.

        In 2012, surface leveling, drainage control and grouting work was completed at the Goldex mine, successfully reducing the amount of surface water infiltration and ground subsidence. Further, a certificate of authorization was received at the Goldex mine for the construction and operation of a paste backfill plant in 2012.

        A new suspended solids treatment plant (Oberlin filter) was constructed and placed into service at the Lapa mine and a new high density sludge acid water treatment system was placed into service at the LaRonde mine in 2012.

        The Kittila mine submitted an Environmental Impact Statement in support of a planned increase in mill throughput. Also, a new Kittila mine water sedimentation pond was constructed and placed into service in 2012 to improve suspended solids management.

        The Creston Mascota deposit at Pinos Altos was audited in 2012 to obtain certification as an Industria Limpia (Clean Industry) by La Procuraduría Federal de Protección al Ambiente (the federal environmental protection agency in Mexico). This certification recognizes excellence in environmental management and has previously also been received by the Pinos Altos mine.

        In 2012, permits were obtained for the construction of a road between the community of Rankin Inlet and the Meliadine project. Road construction commenced in April 2012 and is expected to be completed in 2013. A Draft Environmental Impact Statement for the Meliadine project was prepared and submitted to the Nunavut Impact Review Board in January 2013.

Critical Accounting Estimates

        The preparation of the consolidated financial statements in accordance with US GAAP requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. The Company evaluates the estimates periodically, including those relating to trade receivables, inventories, deferred tax assets and liabilities, mining properties, goodwill and asset retirement obligations. In making judgments about the carrying value of assets and liabilities, the Company uses estimates based on historical experience and various assumptions that are considered reasonable in the circumstances. Actual results may differ from these estimates.

        The Company believes the following critical accounting policies relate to its more significant judgments and estimates used in the preparation of its consolidated financial statements. Management has discussed the development and selection of the following critical accounting policies with the Audit Committee which has reviewed the Company's disclosure in this MD&A.

Mining Properties, Plant and Equipment and Mine Development Costs

        Significant payments related to the acquisition of land and mineral rights are capitalized as mining properties at cost. If a mineable ore body is discovered, such costs are amortized to income when production begins, using the unit-of-production method, based on estimated proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

        Expenditures for new facilities and improvements that can extend the useful lives of existing facilities are capitalized as plant and equipment at cost. Interest costs incurred for the construction of projects are capitalized.

        Mine development costs incurred after the commencement of production are capitalized or deferred to the extent that these costs benefit the mining of the entire ore body. Costs incurred to access single ore blocks are expensed as incurred; otherwise, such vertical and horizontal development is classified as mine development costs.

        Agnico-Eagle records amortization on both plant and equipment and mine development costs used in commercial production on a unit-of-production basis based on the estimated tonnage of proven and probable mineral reserves of the mine. The unit-of-production method defines the denominator as the total proven and probable tonnes of reserves.

        Repairs and maintenance expenditures are charged to income as production costs. Assets under construction are not depreciated until the end of the construction period. Upon achievement of commercial production, the capitalized construction costs are transferred to the appropriate category of plant and equipment.

        Mineral exploration costs are charged to income in the year in which they are incurred. When it is determined that a mining property can be economically developed as a result of established proven and probable reserves, the costs of drilling and development to further delineate the ore body on such property are capitalized. The establishment of proven and probable reserves is based on results of final feasibility studies, that indicate whether a property is economically feasible. Upon commencement of the commercial production of a development project, these costs are transferred to the appropriate asset category and are amortized to income using the unit-of-production method described above. Mine development costs, net of salvage values, relating to a property that is abandoned or considered uneconomic for the foreseeable future are written off.

        The carrying values of mining properties, plant and equipment and mine development costs are periodically reviewed for possible impairment, when impairment factors exist, based on the future undiscounted net cash flows of the operating mine or development property. If it is determined that the estimated net recoverable amount is less than the carrying value, then a write down to the estimated fair value amount is made with a charge to income. Estimated future cash flows of an operating mine and development properties include estimates of recoverable ounces of gold based on the proven and probable mineral reserves. To the extent that economic value exists beyond the proven and probable mineral reserves of an operating mine or development property, this value is included as part of the estimated future cash flows. Estimated future cash flows also involve estimates regarding metal prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, and related income and mining taxes, all based on detailed life-of-mine plans. Cash flows are subject to risks and uncertainties and changes in the estimates of the cash flows may affect the recoverability of long-lived assets.

Goodwill

        Business combinations are accounted for using the purchase method whereby assets acquired and liabilities assumed are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair values is recorded as goodwill. Goodwill is not amortized.

        The Company performs goodwill impairment tests on an annual basis as well as when events and circumstances indicate that the carrying amounts may no longer be recoverable. In performing the impairment tests, the Company estimates the fair values of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If a reporting unit's carrying amount exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to the carrying amount, and any excess of the carrying amount of goodwill over the implied fair value is charged to income.

        At December 31, 2012, the Company concluded that it did not have any reporting units that were at risk of failing the Step 1 goodwill impairment test under ASC 350 — Intangibles — Goodwill and Other.

Revenue Recognition

        Revenue is recognized when the following conditions are met:

  (a)
  persuasive evidence of an arrangement to purchase exists;

  (b)
  the price is determinable;

  (c)
  the product has been delivered; and

  (d)
  collection of the sales price is reasonably assured.

        Revenue from gold and silver in the form of dore bars is recorded when the refined gold and silver is sold and delivered to the customer. Generally, all the gold and silver in the form of dore bars recovered in the Company's milling process is sold in the period in which it is produced.

        Under the terms of the Company's concentrate sales contracts with third-party smelters, final prices for the metals contained in the concentrate are determined based on the prevailing spot market metal prices on a specified future date, which is based on the date that the concentrate is delivered to the smelter. The Company records revenues under these contracts based on forward prices at the time of delivery, which is when transfer of legal title to concentrate passes to the third-party smelters. The terms of the contracts result in differences between the recorded estimated price at delivery and the final settlement price. These differences are adjusted through revenue at each subsequent financial statement date.

        Revenues from mining operations consist of gold revenues, net of smelting, refining, transportation and other marketing charges. Revenues from byproduct metals sales are shown net of smelter charges as part of revenues from mining operations.

Reclamation Costs

        On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of asset retirement obligations ("AROs") at each of its mineral properties to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the AROs. For closed mines, any change in the fair value of AROs results in a corresponding charge or credit within other expense, whereas at operating mines the charge is recorded as an adjustment to the carrying amount of the corresponding asset.

        AROs arise from the acquisition, development, construction and operation of mining properties and plant and equipment due to government controls and regulations that protect the environment on the closure and reclamation of mining properties. The major parts of the carrying amount of AROs relate to: tailings and heap leach pad closure and rehabilitation; demolition of buildings and mine facilities; ongoing water treatment; and ongoing care and maintenance of closed mines. The fair values of AROs are measured by discounting the expected cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The

Company prepares estimates of the timing and amount of expected cash flows when an ARO is incurred. Expected cash flows are updated to reflect changes in facts and circumstances. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; and changes in laws and regulations governing the protection of the environment. When expected cash flows increase, the revised cash flows are discounted using a current discount factor, whereas when expected cash flows decrease, the reduced cash flows are discounted using the historical discount factor used in the original estimation of the expected cash flows. In either case, any change in the fair value of the ARO is recorded. Agnico-Eagle records the fair value of an ARO when it is incurred. AROs are adjusted to reflect the passage of time (accretion), which is calculated by applying the discount factor implicit in the initial fair value measurement to the beginning-of-period carrying amount of the AROs. For producing mines, accretion expense is recorded in the cost of goods sold each period. Upon settlement of an ARO, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in income.

        Environmental remediation liabilities ("ERLs") are differentiated from AROs in that they do not arise from environmental contamination in the normal operation of a long-lived asset or from a legal obligation to treat environmental contamination resulting from the acquisition, construction or development of a long-lived asset.

        The Company is required to recognize a liability for obligations associated with ERLs arising from past acts. ERL fair value is measured by discounting the expected related cash flows using a discount factor that reflects the credit-adjusted risk-free rate of interest. The Company prepares estimates of the timing and amount of expected cash flows when an ERL is incurred. On an annual basis, the Company assesses cost estimates and other assumptions used in the valuation of ERLs to reflect events, changes in circumstances and new information available. Changes in these cost estimates and assumptions have a corresponding impact on the fair value of the ERL. Any change in the fair value of ERLs results in a corresponding charge or credit to income. Upon settlement of an ERL, Agnico-Eagle records a gain or loss if the actual cost differs from the carrying amount of the ARO. Settlement gains/losses are recorded in income.

        Other environmental remediation costs that are not AROs or environmental remediation liabilities as defined by ASC 410-20 — Asset Retirement Obligations and 410-30 — Environmental Obligations, respectively, are expensed as incurred.

Income and mining taxes

        Agnico-Eagle follows the liability method of tax allocation for accounting for income taxes. Under this method of tax allocation, deferred income and mining tax bases of assets and liabilities are measured using the enacted tax rates and laws expected to be in effect when the differences are expected to reverse.

        The Company's operations involve dealing with uncertainties and judgments in the application of complex tax regulations in multiple jurisdictions. The final taxes paid are dependent upon many factors, including negotiations with taxing authorities in various jurisdictions and resolution of disputes arising from federal, provincial, state and international tax audits. The Company recognizes the effect of uncertain tax positions and records tax liabilities for anticipated tax audit issues in Canada and other tax jurisdictions where it is more likely than not based on technical merits that the position would not be sustained. The Company recognizes the amount of any tax benefits that have greater than 50 percent likelihood of being ultimately realized upon settlement.

        Changes in judgment related to the expected ultimate resolution of uncertain tax positions are recognized in the year of such change. Accrued interest and penalties related to unrecognized tax benefits are recorded in income tax expense in the current year. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If the estimate of tax liabilities proves to be greater than the ultimate assessment, a tax benefit would result.

        During the second quarter of 2010, the Company executed the newly enacted Quebec foreign currency election to commence using the U.S. dollar as its functional currency for Quebec income tax purposes. As the related tax legislation was enacted in the second quarter of 2010, this election applies to taxation years ended on or after December 31, 2008. This election resulted in a deferred tax benefit of $21.8 million for the year ended December 31, 2010.

Financial Instruments

        Agnico-Eagle uses derivative financial instruments, primarily option and forward contracts, to manage exposure to fluctuations of byproduct metal prices, interest rates and foreign currency exchange rates and may use such means to manage exposure to certain input costs. Agnico-Eagle does not hold financial instruments or derivative financial instruments for trading purposes.

        The Company recognizes all derivative financial instruments in the consolidated financial statements at fair value regardless of the purpose or intent for holding the instrument. Changes in the fair value of derivative financial instruments are either recognized periodically in the consolidated statements of income (loss) and comprehensive income (loss) or in shareholders' equity as a component of accumulated other comprehensive loss, depending on the nature of the derivative financial instrument and whether it qualifies for hedge accounting. Financial instruments designated as hedges are tested for effectiveness on a quarterly basis. Gains and losses on those contracts that are proven to be effective are reported as a component of the related transaction.

Stock-Based Compensation

        The Company's Employee Stock Option Plan provides for the granting of options to directors, officers, employees and service providers to purchase common shares. Options have exercise prices equal to market price on the day prior to the date of grant. The fair value of these options is recognized in the consolidated statements of income (loss) and comprehensive income (loss) or in the consolidated balance sheets if capitalized as part of property, plant and mine development over the applicable vesting period as a compensation cost. Any consideration paid by employees on exercise of options or purchase of common shares is credited to share capital.

        Fair value is determined using the Black-Scholes option valuation model which requires the Company to estimate the expected volatility of the Company's share price and the expected life of the stock options. Limitations with existing option valuation models and the inherent difficulties associated with estimating these variables create difficulties in determining a reliable single measure of the fair value of stock option grants. The dilutive impact of stock option grants is factored into the Company's reported diluted net income (loss) per share.

Commercial Production

        The Company assesses each mine construction project to determine when a mine moves into the production stage. The criteria used to assess the start date are determined based on the nature of each mine construction project, such as the complexity of a plant and its location. The Company considers various relevant criteria to assess when the mine is substantially complete and ready for its intended use and moved into the production stage. The criteria considered include: (1) the completion of a reasonable period of testing of mine plant and equipment; (2) the ability to produce minerals in saleable form (within specifications); and (3) the ability to sustain ongoing production of minerals. When a mine construction project moves into the production stage, the capitalization of certain mine construction costs ceases and costs are either capitalized to inventories or expensed, except for sustaining capital costs related to mining properties, plant and equipment or mine development.

Stripping Costs

        Pre-production stripping costs are capitalized until an "other than de minimis" level of mineral is produced, after which time such costs are either capitalized to inventory or expensed. The Company considers various relevant criteria to assess when an "other than de minimis" level of mineral is produced. The criteria considered include: (1) the number of ounces mined compared to total ounces in mineral reserves; (2) the quantity of ore mined compared to the total quantity of ore expected to be mined over the life of the mine; (3) the current stripping ratio compared to the expected stripping ratio over the life of the mine; and (4) the ore grade compared to the expected ore grade over the life of the mine. Please refer to notes (iii) and (iv) of the "Reconciliation of Production Costs to Total Cash Costs per Ounce of Gold Produced by Mine" section for a discussion of stripping costs with regards to "cash costs".

Recently Issued Accounting Pronouncements and Developments

        Under SEC Staff Accounting Bulletin 74, the Company is required to disclose information related to new accounting standards that have not yet been adopted. Agnico-Eagle is currently evaluating the impact that the adoption of these statements will have on the Company's consolidated financial statements.

Disclosure about Offsetting Assets and Liabilities

        In November 2011, ASC guidance was issued relating to disclosure on offsetting financial instrument and derivative financial instrument assets and liabilities. Under the updated guidance, entities are required to disclose gross information and net information about both instruments and transactions eligible for offset in the consolidated balance sheets and instruments and transactions subject to an agreement similar to a master netting arrangement. The update is effective for the Company's fiscal year beginning January 1, 2013. Agnico-Eagle is evaluating the potential impact of the adoption of this guidance may have on the Company's consolidated financial statements.

Disclosure of Payments by Resource Extraction Issuers

        In August 2012, the SEC adopted new rules requiring resource extraction issuers to include in an annual report information relating to any payment, whether a single payment or a series of related payments, that equals or exceeds $100,000 during the most recent fiscal year, made by the issuer, a subsidiary of the issuer or an entity under the control of the issuer, to the United States federal government or a foreign government for the purpose of the commercial development of oil, natural gas, or minerals. Resource extraction issuers will be required to provide information about the type and total amount of such payments made for each project related to the commercial development of oil, natural gas, or minerals, and the type and total amount of payments made to each government. A resource extraction issuer must comply with the new rules and form for fiscal years ending after September 30, 2013, but may provide a partial year report if the issuer's fiscal year began before September 30, 2013. The Company is evaluating the potential impact of complying with these new rules in its 2013 annual disclosure.

Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income

        In February 2013, ASC guidance was issued relating to the reporting of amounts reclassified out of accumulated other comprehensive income. Under the updated guidance, entities are required to provide information about the amounts reclassified out of accumulated other comprehensive income by component and by consolidated statement of income (loss) line item, as required under US GAAP. The update is effective for the Company's fiscal year beginning on January 1, 2013. Agnico-Eagle is evaluating the potential impact of the adoption of this guidance on the Company's consolidated financial statements.

International Financial Reporting Standards

        Based on recent guidance from the Canadian Securities Administrators and the SEC, as a Canadian issuer and existing US GAAP filer, the Company will continue to be permitted to use US GAAP as its principal basis of accounting. The SEC has not yet committed to a timeline which would require the Company to adopt International Financial Reporting Standards ("IFRS"). A decision to voluntarily adopt IFRS has not been made by the Company.

Mineral Reserve Data

        The preparation of the following information with respect to the mineral reserves at the LaRonde, Goldex, Lapa, Kittila, Pinos Altos and Meadowbank mines and the Meliadine and La India projects has been supervised by the Company's Senior Vice-President, Exploration, Alain Blackburn, P.Eng, a "qualified person" under the CSA's National Instrument 43-101 Standards of Disclosure for Mineral Properties. The Company's mineral reserve estimate was derived from internally generated data or audited reports.

        The assumptions used for the mineral reserves and resources estimates at the Lapa, Goldex and Meadowbank mines, the Creston Mascota deposit at Pinos Altos and the Meliadine project reported by the Company in this MD&A are based on three-year average prices for the period ending December 31, 2012 of $1,490 per ounce gold, $29.00 per ounce silver, $0.95 per pound zinc, $3.67 per pound copper, $1.00 per pound lead and exchange rates of C$1.00 per US$1.00, €0.75 per US$1.00 and 12.75 Mexican pesos per $1.00. The assumptions used for the mineral reserves and resources estimates in this MD&A at the LaRonde, Pinos Altos and Kittila mines, the La India project and the Tarachi project reported by the Company on February 13, 2013 were based on three-year average prices for the period ending June 30, 2012 of $1,345 per ounce gold, $25.00 per ounce silver, $0.95 per pound zinc, $3.49 per pound copper, $0.99 per pound lead and exchange rates of C$1.00 per US$1.00, €0.77 per US$1.00 and 13.00 Mexican pesos per $1.00.

Proven and Probable Reserves by Property(i)	Tonnes	Grade (Grams per Tonne)	Contained Gold (Ounces)(ii)
Proven Reserves
LaRonde mine	6,323,000	2.96	602,000
Goldex mine	59,000	1.70	3,000
Lapa mine	1,129,000	6.25	227,000
Kittila mine	1,461,000	4.59	216,000
Pinos Altos mine	3,067,000	2.54	250,000
Meadowbank mine	1,764,000	1.56	88,000
Meliadine project	34,000	7.31	8,000

Total Proven Reserves	13,836,000	3.13	1,394,000

Probable Reserves
LaRonde mine	22,462,000	4.99	3,604,000
Goldex mine	6,936,000	1.55	346,000
Lapa mine	939,000	5.58	168,000
Kittila mine	31,662,000	4.49	4,567,000
Pinos Altos mine	35,074,000	2.18	2,464,000
Meadowbank mine	23,560,000	2.91	2,206,000
Meliadine project	13,266,000	6.98	2,979,000
La India project	33,457,000	0.72	776,000
Bousquet	2,943,000	1.88	178,000

Total Probable Reserves	170,300,000	3.16	17,286,000

Total Proven and Probable Reserves	184,136,000	3.16	18,681,000

(i)
Complete information on the verification procedures, the quality assurance program, quality control procedures, operating and capital cost assumptions, parameters and methods and other factors that may materially affect scientific and technical information presented in this MD&A and definition of certain terms used herein may be found in: the Form 20-F under the caption "Item 4 Information on the Company — Property, Plant and Equipment — Mineral Reserves and Mineral Resources"; the 2005 LaRonde Mineral Resource & Mineral Reserve Estimate filed with Canadian securities regulatory authorities on SEDAR on March 23, 2005; the Technical Report on the Lapa Gold Project filed with Canadian securities regulatory authorities on SEDAR on June 8, 2006; the Technical Report on the December 31, 2009 Mineral Reserve and Mineral Resource Estimate and the Suuri Extension Project, Kittila Mine, Finland filed with the Canadian securities regulatory authorities on SEDAR on March 4, 2010; the Technical Report on the Mineral Resources and Mineral Reserves at Meadowbank Gold Mine, Nunavut, Canada as at December 31, 2011 filed with Canadian securities regulatory authorities on SEDAR on March 23, 2012; the Pinos Altos Gold-Silver Mining Project, Chihuahua State, Mexico, Technical Report on Mineral Resources and Reserves as of December 31, 2008 filed with Canadian securities regulatory authorities on March 25, 2009; the Technical Report on the December 31, 2010 Mineral Resource and Mineral Reserve Estimate, Meliadine Gold Project, Nunavut, Canada filed with Canadian securities regulatory authorities on SEDAR on March 8, 2011; the Technical Report on the June 30, 2012 Update of the Mineral Resources and Mineral Reserves, La India Gold Project, Municipality of Sahuaripa, Sonora, Mexico dated August 31, 2012 filed with Canadian securities regulatory authorities on SEDAR on October 12, 2012; and the Technical Report on Restatement of the Mineral Resources at Goldex Mine, Quebec, Canada as at October 19, 2011 filed with Canadian securities regulatory authorities on SEDAR on November 1, 2012.

(ii)
Total contained gold ounces does not include equivalent gold ounces for the byproduct metals contained in the mineral reserve.

SUMMARIZED QUARTERLY DATA

CONSOLIDATED FINANCIAL DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31, 2012	June 30, 2012	September 30, 2012	December 31, 2012	Total 2012
Operating margin
Revenues from mining operations	$472,934	$459,561	$535,836	$449,383	$1,917,714
Production costs	215,035	219,906	220,408	242,363	897,712

Operating margin	257,899	239,655	315,428	207,020	1,020,002
Operating margin by mine
LaRonde mine	63,266	29,342	45,625	35,363	173,596
Lapa mine	27,677	26,222	25,723	20,755	100,377
Kittila mine	49,049	31,489	52,655	53,199	186,392
Pinos Altos mine(i)	69,135	79,887	87,167	61,533	297,722
Meadowbank mine	48,772	72,715	104,258	36,170	261,915

Operating margin	257,899	239,655	315,428	207,020	1,020,002
Amortization of property, plant and mine development	64,553	66,310	68,318	72,680	271,861
Corporate and other	85,836	96,169	94,763	36,232	313,000

Income before income and mining taxes	107,510	77,176	152,347	98,108	435,141
Income and mining taxes	28,962	33,904	46,021	15,338	124,225

Net income for the period	$78,548	$43,272	$106,326	$82,770	$310,916

Net income per share — basic	$0.46	$0.25	$0.62	$0.48	$1.82
Net income per share — diluted	$0.46	$0.25	$0.62	$0.48	$1.81
Cash flows
Cash provided by operating activities	$196,497	$194,082	$199,464	$105,964	$696,007
Cash used in investing activities	$(88,908)	$(68,619)	$(121,837)	$(96,792)	$(376,156)
Cash (used in) provided by financing activities	$(132,078)	$(29,258)	$(55,406)	$14,136	$(202,606)
Realized prices
Gold (per ounce)	$1,684	$1,602	$1,695	$1,684	$1,667
Silver (per ounce)	$34	$26	$34	$31	$32
Zinc (per tonne)	$2,125	$1,901	$1,836	$1,906	$1,955
Copper (per tonne)	$9,006	$6,455	$9,046	$7,668	$8,083
Payable production:(ii)
Gold (ounces)
LaRonde mine	43,281	40,206	40,477	36,911	160,875
Lapa mine	28,499	28,157	24,914	24,621	106,191
Kittila mine	46,758	35,228	48,619	45,273	175,878
Pinos Altos mine(i)	57,016	63,356	61,973	52,492	234,837
Meadowbank mine	79,401	98,403	110,988	77,238	366,030

	254,955	265,350	286,971	236,535	1,043,811

Silver (thousands of ounces)
LaRonde mine	690	532	475	547	2,244
Pinos Altos mine(i)	507	537	639	628	2,311
Meadowbank mine	18	26	26	21	91

	1,215	1,095	1,140	1,196	4,646
Zinc (LaRonde mine) (tonnes)	12,978	9,558	7,379	8,722	38,637
Copper (LaRonde mine) (tonnes)	1,326	1,004	982	814	4,126
Payable metal sold:
Gold (ounces)
LaRonde mine	43,745	39,886	37,466	37,726	158,823
Lapa mine	27,897	27,793	24,772	24,309	104,771
Kittila mine	44,227	34,476	45,155	46,620	170,478
Pinos Altos mine(i)	52,145	66,373	61,265	50,201	229,984
Meadowbank mine	74,614	93,299	116,341	79,752	364,006

	242,628	261,827	284,999	238,608	1,028,062

Silver (thousands of ounces)
LaRonde mine	718	482	467	566	2,233
Pinos Altos mine(i)	493	525	635	583	2,236
Meadowbank mine	18	24	26	19	87

	1,229	1,031	1,128	1,168	4,556
Zinc (LaRonde mine) (tonnes)	13,032	10,379	10,120	9,073	42,604
Copper (LaRonde mine) (tonnes)	1,293	1,085	937	800	4,115

(i)
Includes Creston Mascota deposit at Pinos Altos.

(ii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

CONSOLIDATED FINANCIAL DATA

(thousands of United States dollars, except where noted)

	Three Months Ended
	March 31, 2011	June 30, 2011	September 30, 2011	December 31, 2011	Total 2011
Operating margin
Revenues from mining operations	$412,068	$433,691	$520,537	$455,503	$1,821,799
Production costs	198,567	212,754	237,190	227,567	876,078

Operating margin	213,501	220,937	283,347	227,936	945,721
Operating margin by mine
LaRonde mine	48,983	46,017	59,081	34,581	188,662
Goldex mine	40,333	46,739	48,974	24,677	160,723
Lapa mine	19,178	27,737	28,286	23,736	98,937
Kittila mine	27,831	18,934	34,751	33,619	115,135
Pinos Altos mine(i)	47,259	52,568	65,777	67,111	232,715
Meadowbank mine	29,917	28,942	46,478	44,212	149,549

Operating margin	213,501	220,937	283,347	227,936	945,721
Amortization of property, plant and mine development	61,929	59,235	67,104	73,513	261,781
Impairment Loss on Meadowbank mine	—	—	—	907,681	907,681
Loss on Goldex mine	—	—	298,183	4,710	302,893
Corporate and other	74,210	56,936	28,644	92,204	251,994

Income (loss) before income and mining taxes	77,362	104,766	(110,584)	(850,172)	(778,628)
Income and mining taxes	32,098	35,941	(28,970)	(248,742)	(209,673)

Net income (loss) for the period	$45,264	$68,825	$(81,614)	$(601,430)	$(568,955)

Attributed to non-controlling interest	$—	$—	$—	$(60)	$(60)

Attributed to common shareholders	$45,264	$68,825	$(81,614)	$(601,370)	$(568,895)

Net income (loss) per share — basic	$0.27	$0.41	$(0.48)	$(3.53)	$(3.36)
Net income (loss) per share — diluted	$0.26	$0.40	$(0.48)	$(3.53)	$(3.36)
Cash flows
Cash provided by operating activities	$174,766	$162,821	$197,570	$132,028	$667,185
Cash used in investing activities	$(89,956)	$(116,173)	$(247,772)	$(306,583)	$(760,484)
Cash (used in) provided by financing activities	$(72,565)	$(22,180)	$29,106	$244,461	$178,822
Realized prices
Gold (per ounce)	$1,400	$1,530	$1,717	$1,640	$1,573
Silver (per ounce)	$36	$39	$37	$27	$34
Zinc (per tonne)	$2,509	$2,257	$2,166	$2,188	$1,892
Copper (per tonne)	$10,027	$8,565	$8,561	$8,510	$7,162
Payable production:(ii)
Gold (ounces)
LaRonde mine	36,893	27,525	29,069	30,686	124,173
Goldex mine	38,500	41,998	40,224	14,756	135,478
Lapa mine	26,914	28,552	27,881	23,721	107,068
Kittila mine	40,317	30,811	37,924	34,508	143,560
Pinos Altos mine(i)	48,001	51,066	52,739	52,574	204,380
Meadowbank mine	61,737	59,376	78,141	71,547	270,801

	252,362	239,328	265,978	227,792	985,460

Silver (thousands of ounces)
LaRonde mine	680	736	968	785	3,169
Pinos Altos mine(i)	406	452	485	508	1,851
Meadowbank mine	13	13	16	18	60

	1,099	1,201	1,469	1,311	5,080
Zinc (LaRonde mine) (tonnes)	11,941	14,678	15,684	12,591	54,894
Copper (LaRonde mine) (tonnes)	817	666	731	1,002	3,216
Payable metal sold:
Gold (ounces)
LaRonde mine	37,459	28,589	26,729	31,342	124,119
Goldex mine	41,895	41,564	37,380	20,863	141,702
Lapa mine	25,776	29,749	27,955	23,854	107,334
Kittila mine	40,698	29,794	36,745	37,769	145,006
Pinos Altos mine(i)	45,484	48,847	54,297	55,611	204,239
Meadowbank mine	61,928	58,767	74,416	78,579	273,690

	253,240	237,310	257,522	248,018	996,090

Silver (thousands of ounces)
LaRonde mine	679	726	901	865	3,171
Pinos Altos mine(i)	409	428	475	546	1,858
Meadowbank mine	21	14	7	18	60

	1,109	1,168	1,383	1,429	5,089
Zinc (LaRonde mine) (tonnes)	8,302	16,649	18,032	11,516	54,499
Copper (LaRonde mine) (tonnes)	820	658	738	978	3,194

(i)
Includes Creston Mascota deposit at Pinos Altos.

(ii)
Payable production is the quantity of mineral produced during a period contained in products that are or will be sold by the Company, whether such products are sold during the period or held as inventory at the end of the period.

FIVE YEAR FINANCIAL AND OPERATING SUMMARY

FINANCIAL DATA

(thousands of United States dollars, except where noted)

	Years Ended December 31,
	2012		2011		2010		2009		2008
Revenues from mining operations		$1,917,714		$1,821,799		$1,422,521		$613,762		$368,938
Interest and sundry (expense) income and other		(6,207)		(5,167)		94,879		26,314		(37,465)

		1,911,507		1,816,632		1,517,400		640,076		331,473
Other costs and expenses		1,476,366		2,595,260		1,082,197		532,038		235,482

Income (loss) before income and mining taxes		435,141		(778,628)		435,203		108,038		95,991
Income and mining taxes		124,225		(209,673)		103,087		21,500		22,824

Net income (loss) for the year		$310,916		$(568,955)		$332,116		$86,538		$73,167

Attributed to non-controlling interest		$—		$(60)		$—		$—		$—

Attributed to common shareholders		$310,916		$(568,895)		$332,116		$86,538		$73,167

Net income (loss) per share — basic		$1.82		$(3.36)		$2.05		$0.55		$0.51
Net income (loss) per share — diluted		$1.81		$(3.36)		$2.00		$0.55		$0.50
Cash provided by operating activities		$696,007		$667,185		$487,507		$118,139		$121,175
Cash used in investing activities		$376,156		$(760,484)		$(523,306)		$(587,611)		$(917,549)
Cash (used in) provided by financing activities		$(202,606)		$178,822		$(25,982)		$556,785		$558,072
Cash dividends declared per common share		$1.02		$—		$0.64		$0.18		$0.18
Capital expenditures		$445,550		$482,831		$511,641		$657,175		$908,853
Average gold price realized ($ per ounce)		$1,667		$1,573		$1,250		$1,024		$879
Average exchange rate (C$ per $)	C$	0.9994	C$	0.9893	C$	1.0301	C$	1.1415	C$	1.0669
Weighted average number of common shares outstanding – basic (thousands)		171,250		169,353		162,343		155,942		144,741
Working capital and Credit Facility drawdown availability		$1,795,495		$1,472,300		$1,491,471		$598,581		$508,335
Total assets		$5,255,842		$5,034,262		$5,500,351		$4,247,357		$3,378,824
Long-term debt		$830,000		$920,095		$650,000		$715,000		$200,000
Shareholders' equity		$3,410,212		$3,215,163		$3,665,450		$2,751,761		$2,517,756
Operating Summary
LaRonde mine
Revenues from mining operations		$399,243		$398,609		$392,386		$352,221		$330,652
Production costs		225,647		209,947		189,146		164,221		166,496

Operating margin		173,596		188,662		203,240		188,000		164,156
Amortization of property, plant and mine development		47,912		31,089		30,404		28,392		28,285

Gross profit		$125,684		$157,573		$172,836		$159,608		$135,871

Tonnes of ore milled		2,358,499		2,406,342		2,592,252		2,545,831		2,638,691
Gold (grams per tonne)		2.36		1.79		2.17		2.75		2.84
Gold production (ounces)		160,875		124,173		162,806		203,494		216,208
Silver production (thousands of ounces)		2,244		3,169		3,581		3,919		4,079
Zinc production (tonnes)		38,637		54,894		62,544		56,186		65,755
Copper production (tonnes)		4,126		3,216		4,224		6,671		6,922
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$1,403		$1,691		$1,162		$807		$770
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges		(819)		(1,562)		(1,180)		(699)		(658)
Inventory and other adjustments(i)		1		(19)		19		1		—
Non-cash reclamation provision		(16)		(33)		(8)		(6)		(6)

Total cash costs per ounce of gold produced(ii)		$569		$77		$(7)		$103		$106

Minesite costs per tonne(ii)	C$	95	C$	84	C$	75	C$	72	C$	67

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	Years Ended December 31,
	2012		2011		2010		2009		2008
Goldex mine
Revenues from mining operations		$—		$217,662		$225,090		$142,493		$38,286
Production costs		—		56,939		61,561		54,342		20,366

Operating margin		—		160,723		163,529		88,151		17,920
Amortization of property, plant and mine development		—		16,910		21,428		21,716		7,250

Gross profit		$—		$143,813		$142,101		$66,435		$10,670

Tonnes of ore milled		—		2,476,515		2,781,564		2,614,645		1,118,543
Gold (grams per tonne)		—		1.79		2.21		1.98		1.86
Gold production (ounces)		—		135,478		184,386		148,849		57,436
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$—		$420		$333		$365		$430
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges		—		3		4
Inventory and other adjustments(i)		—		(21)		(1)		3		(9)
Non-cash reclamation provision		—		(1)		(1)		(1)		(2)

Total cash costs per ounce of gold produced(ii)		$—		$401		$335		$367		$419

Minesite costs per tonne(ii)	C$	—	C$	21	C$	22	C$	23	C$	27

Lapa mine
Revenues from mining operations		$173,753		$167,536		$150,917		$43,409		$—
Production costs		73,376		68,599		66,199		33,472		—

Operating margin		100,377		98,937		84,718		9,937		—
Amortization of property, plant and mine development		42,216		37,954		31,986		9,906		—

Gross profit		$58,161		$60,983		$52,732		$31		$—

Tonnes of ore milled		640,306		620,712		551,739		299,430		—
Gold (grams per tonne)		6.48		6.62		8.26		7.29		—
Gold production (ounces)		106,191		107,068		117,456		52,602		—
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$691		$641		$564		$636		$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges		5		6		5		—		—
Inventory and other adjustments(i)		(1)		6		(40)		115		—
Non-cash reclamation provision		2		(3)		—		—		—

Total cash costs per ounce of gold produced(ii)		$697		$650		$529		$751		$—

Minesite costs per tonne(ii)	C$	115	C$	110	C$	114	C$	140	C$	—

Kittila mine
Revenues from mining operations		$284,429		$225,612		$160,140		$61,457		$—
Production costs		98,037		110,477		87,740		42,464		—

Operating margin		186,392		115,135		72,400		18,993		—
Amortization of property, plant and mine development		30,091		26,574		31,488		10,909		—

Gross profit		$156,301		$88,561		$40,912		$8,084		$—

Tonnes of ore milled		1,090,365		1,030,764		960,365		563,238		—
Gold (grams per tonne)		5.68		5.11		5.41		5.02		—
Gold production (ounces)		175,878		143,560		126,205		71,838		—
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$557		$770		$695		$648		$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges		2		1		2		—		—
Inventory and other adjustments(i)		9		(10)		(38)		24		—
Non-cash reclamation provision		(3)		(1)		(2)		(4)		—
Stripping costs(iii)		—		(21)		—		—		—

Total cash costs per ounce of gold produced(ii)		$565		$739		$657		$668		$—

Minesite costs per tonne(ii)		€69		€75		€66		€54		€—

FINANCIAL DATA (Continued)

(thousands of United States dollars, except where noted)

	Years Ended December 31,
	2012		2011		2010		2009		2008
Pinos Altos mine(iv)
Revenues from mining operations		$450,664		$378,329		$175,637		$14,182		$—
Production costs		152,942		145,614		90,293		11,819		—

Operating margin		297,722		232,715		85,344		2,363		—
Amortization of property, plant and mine development		36,830		36,989		21,577		1,524		—

Gross profit		$260,892		$195,726		$63,767		$839		$—

Tonnes of ore processed		4,394,673		4,509,407		2,318,266		227,394		—
Gold (grams per tonne)		2.02		1.80		1.95		1.08		—
Gold production (ounces)		234,837		204,380		130,431		16,189		—
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$633		$712		$692		$1,227		$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges		(300)		(297)		(192)		(65)		—
Inventory and other adjustments(i)		11		9		22		(556)		—
Non-cash reclamation provision		(3)		(6)		(6)		(10)		—
Stripping Costs(iii)		(55)		(119)		(91)		—		—

Total cash costs per ounce of gold produced(ii)		$286		$299		$425		$596		$—

Minesite costs per tonne(ii)		$31		$27		$35		$28		$—

Meadowbank mine
Revenues from mining operations		$609,625		$434,051		$318,351		$—		$—
Production costs		347,710		284,502		182,533		—		—

Operating margin		261,915		149,549		135,818		—		—
Amortization of property, plant and mine development		114,114		112,624		55,604		—		—

Gross profit		$147,801		$36,925		$80,214		$—		$—

Tonnes of ore milled		3,820,911		2,977,722		2,000,792		—		—
Gold (grams per tonne)		3.17		3.02		4.34		—		—
Gold production (ounces)		366,030		270,801		265,659		—		—
Total cash costs per ounce of gold produced ($ per ounce basis):
Production costs		$950		$1,051		$690		$—		$—
Adjustments:
Byproduct metal revenues, net of smelting, refining and marketing charges		(5)		(2)		(2)		—		—
Inventory and other adjustments(i)		13		(6)		26		—		—
Non-cash reclamation provision		(4)		(7)		(5)		—		—
Stripping Costs(iii)		(41)		(36)		(16)		—		—

Total cash costs per ounce of gold produced(ii)		$913		$1,000		$693		$—		$—

Minesite costs per tonne(ii)	C$	88	C$	91	C$	95	C$	—	C$	—

(i)
Under the Company's revenue recognition policy, revenue is recognized on concentrates when legal title passes. As total cash costs per ounce of gold produced are calculated on a production basis, this inventory adjustment reflects the sales margin on the portion of concentrate production not yet recognized as revenue.

(ii)
Total cash costs per ounce of gold produced and minesite costs per tonne are non-US GAAP measures that the Company uses to monitor the performance of its operations. See "Results of Operations — Production Costs" for further detail.

(iii)
The Company reports total cash costs per ounce of gold produced and minesite costs per tonne using a common industry practice of deferring certain stripping costs that can be attributed to future production. The purpose of adjusting for these stripping costs is to enhance the comparability of total cash costs per ounce of gold produced and minesite costs per tonne to the Company's peers within the mining industry.

(iv)
Includes the Creston Mascota deposit at Pinos Altos except for fourth quarter 2012 total cash costs per ounce of gold produced and minesite costs per tonne, as heap leach operations at the Creston Mascota deposit at Pinos Altos were suspended effective October 1, 2012.

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NOTE TO INVESTORS CONCERNING FORWARD-LOOKING INFORMATION
NOTE TO INVESTORS CONCERNING ESTIMATES OF MINERAL RESOURCES
NOTE TO INVESTORS CONCERNING CERTAIN MEASURES OF PERFORMANCE
CONSOLIDATED FINANCIAL DATA (thousands of United States dollars, except where noted)
CONSOLIDATED FINANCIAL DATA (thousands of United States dollars, except where noted)
FINANCIAL DATA (thousands of United States dollars, except where noted)